Exhibit 10.1

EXECUTION VERSION

MITEL NETWORKS CORPORATION

AND

AASTRA TECHNOLOGIES LIMITED

ARRANGEMENT AGREEMENT

Dated November 10, 2013

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated November 10, 2013

BETWEEN:

Mitel Networks Corporation, a corporation existing under the laws of Canada with its head office in the City of Ottawa, in the Province of Ontario (“Mitel”)

- and -

Aastra Technologies Limited, a corporation existing under the laws of Canada with its head office in the City of Vaughan, in the Province of Ontario (“Aastra”)

RECITALS:

A.	The board of directors of each of Mitel and Aastra has determined that it would be in the best interests of Mitel and Aastra, as applicable, to combine their respective businesses;

B.	This combination will be effected by way of a plan of arrangement under the provisions of the Canada Business Corporations Act;

C.	Upon the effectiveness of the plan of arrangement, common shareholders of Aastra will receive 3.6 common shares of Mitel and $6.52 in cash for each Aastra common share held;

D.	The parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters related to the transaction herein provided for;

THEREFORE, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

Whenever used in this Agreement, the following words and terms have the meanings set out below:

“Aastra 2006 Option Plan” means the stock option plan of Aastra adopted by the Aastra shareholders on May 23, 2006, as amended;

“Aastra Balance Sheet” has the meaning ascribed thereto in Section 3.1(m);

“Aastra Benefit Plans” means any pension or retirement income plans or other employee compensation arrangement (other than equity- or security-based compensation arrangements), or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Aastra or any of its Subsidiaries for which Aastra or its Subsidiaries could have any liability or contingent liability, or pursuant to which payments are made, or benefits are provided to, or an entitlement to payments or benefits may arise with respect to any of its employees or former employees, directors or officers, individuals working on contract with Aastra or other individuals providing services to Aastra of a kind normally provided by employees (or any spouses, dependants, survivors or beneficiaries of any such persons), excluding Statutory Plans;

“Aastra Board” means the board of directors of Aastra as the same is constituted from time to time;

“Aastra Change in Recommendation” has the meaning ascribed thereto in Section 7.2(a)(iii)(A);

“Aastra Circular” means the notice of the Aastra Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Aastra Shareholders in connection with the Aastra Meeting, as amended, supplemented or otherwise modified from time to time;

“Aastra Data Room” means the secure website at www.rrdvenue.com as of 12:00 p.m. (Toronto time) on November 10, 2013;

“Aastra DSU Plan” means the deferred share unit plan for independent directors and senior officers of Aastra dated July 17, 2012;

“Aastra DSUs” means deferred share units issued under the Aastra DSU Plan;

“Aastra Employee Share Plans” means the Aastra 2006 Option Plan, Aastra DSU Plan and Aastra SAR Plan;

“Aastra Expense Fee” has the meaning ascribed thereto in Section 7.3(b)(iv);

“Aastra Expense Fee Event” has the meaning ascribed thereto in Section 7.3(d);

“Aastra Information Technology” means computer programs (including source code, object code and data) and related documentation and materials in each case as are necessary for operating the relevant party’s business and other information technology systems owned, leased or held for use in or relating to the business of Aastra or any of its Subsidiaries;

“Aastra Intellectual Property” means all Intellectual Property Rights that are used or held for use by Aastra or any of its Subsidiaries;

“Aastra Licensed Intellectual Property” means all Aastra Intellectual Property which is used by Aastra or any of its Subsidiaries under license from a third Person;

“Aastra Licensed Technology” means all Aastra Technology which is used by Aastra or any of its Subsidiaries under license from a third Person;

“Aastra Material Adverse Effect” means any event, change, occurrence, effect or state of facts, that, individually or in the aggregate with other events, changes, occurrences, effects or states of facts is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, capital, property, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or financial condition of Aastra and its Subsidiaries taken as a whole except to the extent of any fact or state of facts, event, change, occurrence or effect resulting from or arising in connection with:

(a)	any change or development affecting the industries in which Aastra and its Subsidiaries operate;

(b)	any change or development in global, national or regional political conditions (including any act of terrorism or any outbreak of hostilities or war or any escalation or worsening thereof), any natural disaster or in general economic, business or regulatory conditions or in global financial, credit, currency or securities markets;

(c)	any adoption, proposed implementation or change in applicable Law or any interpretation thereof by any Governmental Entity;

(d)	any change in IFRS or changes in applicable regulatory accounting requirements applicable to the industries in which it conducts business;

(e)	the announcement of the entering into of this Agreement and the transactions contemplated herein;

(f)	actions or inactions expressly required by this Agreement or that are taken with the prior written consent of the applicable Party;

(g)	any change in the market price or trading volume of any securities of Aastra (it being understood, without limiting the applicability of paragraphs (a) through (f), that the causes underlying such changes in market price or trading volume may be taken into account in determining whether an Aastra Material Adverse Effect has occurred), or any suspension of trading in securities generally or on any securities exchange on which any securities of Aastra trades; or

(h)	the failure, in and of itself, of Aastra to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood, without limiting the applicability of paragraphs (a) through (f), that the causes underlying such failure may be taken into account in determining whether an Aastra Material Adverse Effect has occurred);

provided, however, that any such event, change, occurrence, effect or state of facts referred to in clauses (a), (b), (c) or (d) above does not primarily relate only to (or have the effect of primarily relating only to) Aastra and its Subsidiaries, taken as a whole, or disproportionately adversely affects Aastra and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industries in which Aastra and its Subsidiaries operate; references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether an Aastra Material Adverse Effect has occurred;

“Aastra Meeting” means the special meeting of Aastra Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Aastra Optionholders” means the holders of Aastra Options;

“Aastra Options” means the outstanding options to purchase Aastra Shares granted under the Aastra 2006 Option Plan;

“Aastra Owned Intellectual Property” means all Aastra Intellectual Property which is not Aastra Licensed Intellectual Property;

“Aastra Owned Technology” means all Aastra Technology which is not Aastra Licensed Technology;

“Aastra Public Documents” means all forms, reports, schedules, statements and other documents filed by Aastra (and for the purposes of Section 3.1(k) those required to be filed) since December 31, 2011, with all applicable Governmental Entities which are publicly filed (and for the purposes of Section 3.1(k) those required to be publicly filed);

“Aastra SAR Plan” means Aastra’s share appreciation rights plan dated July 28, 2010;

“Aastra SARs” means stock appreciation rights issued under the Aastra SAR Plan;

“Aastra Shareholder Rights Plan” means the amended and restated shareholder rights plan agreement dated May 3, 2010 between Aastra and Computershare Investor Services Inc., as rights agent;

“Aastra Shareholders” means the holders of Aastra Shares;

“Aastra Shareholder Approval” means the approval of the Arrangement Resolution by the Aastra Shareholders at the Aastra Meeting in accordance with Section 2.5(c);

“Aastra Shares” means the common shares in the authorized share capital of Aastra;

“Aastra Technical Information” means all trade secrets, confidential information and other proprietary know-how and related technical knowledge owned, used or held for use in or relating to the business of Aastra or any of its Subsidiaries, including documented research, forecasts, studies, marketing plans, budgets, market data, developmental, demonstration or engineering work, information that can be used to define a design or process or procure, produce, support or operate material and equipment, methods of production and procedures, all formulas and designs and drawings, blueprints, patterns, plans, flow charts, parts lists, manuals and records, specifications, and test data;

“Aastra Technology” means all Aastra Intellectual Property and Aastra Technical Information and Aastra Information Technology;

“Aastra Termination Fee” has the meaning ascribed thereto in Section 7.3(b)(v);

“Aastra Termination Fee Event” has the meaning ascribed thereto in Section 7.3(c);

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only a Party and/or one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry from any Person or group of Persons, whether or not in writing and whether or not delivered to the shareholders of a Party, after the date hereof relating to: (a) any acquisition or purchase, direct or indirect, through one or more transactions, of (i) the assets of that Party and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of a Party and its Subsidiaries, taken as a whole, or (ii) 20% or more of any voting or equity securities of that Party or any one or more of its Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of that Party; or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving that Party and/or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, as applicable, of that Party and its Subsidiaries, taken as a whole;

“affiliate” has the meaning ascribed thereto in the NI 45-106;

“Agents” means, collectively, Jefferies Finance LLC, TD Securities (USA) LLC and the Toronto-Dominion Bank and their respective successors and assigns;

“Agreement” means this arrangement agreement, including all schedules annexed hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Arrangement” means the arrangement of Aastra under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 7.4 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to both Aastra and Mitel, each acting reasonably);

“Arrangement Resolution” means the special resolution of the Aastra Shareholders approving the Arrangement which is to be considered at the Aastra Meeting substantially in the form of Schedule B hereto;

“Articles of Arrangement” means the articles of arrangement of Aastra in respect of the Arrangement to be filed with the Director after the Final Order is made, which shall be in form and content satisfactory to Aastra and Mitel, each acting reasonably;

“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in the Province of Ontario;

“Canadian Securities Laws” means the Securities Act, together with all other applicable securities Laws, rules and regulations and published policies thereunder or under the securities laws of any other province or territory of Canada as now in effect and as they may be promulgated or amended from time to time;

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement;

“Confidentiality Agreement” means the mutual confidentiality agreement between Mitel and Aastra dated September 17, 2013 pursuant to which each of Mitel and Aastra has provided confidential information about its business to the other;

“Consideration” means the consideration to be received by the Aastra Shareholders pursuant to the Plan of Arrangement as consideration for their Aastra Shares, consisting of 3.6 Mitel Shares and $6.52 in cash for each Aastra Share held;

“Consideration Shares” means the Mitel Shares to be issued pursuant to the Arrangement;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or to which any of their respective properties or assets is subject;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Depositary” means the depositary as will be set out in the Letter of Transmittal;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date;

“Eligible Holder” means a beneficial holder of Aastra Shares that is: (i) a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; or (ii) a partnership, any member of which is a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act;

“Fee” has the meaning ascribed thereto in Section 7.3(b)(i);

“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA, in a form acceptable to Aastra and Mitel, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Aastra and Mitel, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Aastra and Mitel, each acting reasonably) on appeal;

“Financing Sources” shall mean each Person (including, without limitation, each Agent and arranger) that has committed to provide or otherwise entered into agreements in connection with the Mitel Commitment Letter or other financings in connection with the transactions contemplated hereby, including (without limitation) any commitment letters, engagement letters, credit agreements, loan agreements or indentures relating thereto, together with each affiliate thereof and each officer, director, employee, partner, controlling person, advisor, attorney, agent and representative of each such Person or affiliate and their respective successors and assigns;

“French Determination” means the approval of the French Ministry of Finance and Economy pursuant to articles L 151-2 et seq of the French monetary and financial code;

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign; (b) any stock exchange, including TSX and NASDAQ; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“IFRS” means International Financial Reporting Standards;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Intellectual Property Rights” means: (a) all Canadian, United States, international and foreign patents and applications therefor and all reissues, divisions, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority thereto or serving as a basis for priority thereof and all inventions (whether or not patentable), invention disclosures, improvements; (b) all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto throughout the world; (c) all industrial designs and any registrations and applications therefor throughout the world; (d) all trade-marks, service marks and certification marks (whether or not registered), domain names, trade dress, trade-names, business names and other indicia of origin (including any registration and applications to register any of the foregoing in any jurisdiction and any extensions, modifications or renewals thereof) and including the goodwill associated with any of the foregoing throughout the world; (e) all moral and economic rights of authors and inventors, however denominated, throughout the world; and (f) any similar or equivalent rights to any of the foregoing anywhere in the world;

“Interim Order” means the interim order of the Court contemplated by Section 2.5 of this Agreement and made pursuant to Section 192 of the CBCA, in a form acceptable to Aastra and Mitel, each acting reasonably, providing for, among other things, the calling and holding of the Aastra Meeting, as the same may be amended by the Court with the consent of Aastra and Mitel, each acting reasonably;

“Investment Canada Act” means the Investment Canada Act (Canada), R.S.C. 1985, c.28 (1st Supp.), as amended;

“Investment Canada Act Approval” means approval or deemed approval pursuant to the Investment Canada Act by the Minister of Industry;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other legally binding requirements, whether domestic or foreign, and the terms and conditions of any Authorization of or from any Governmental Entity, including for this purpose a self-regulatory authority (including, except for the purposes of Section 6.1(d), TSX and NASDAQ), and, for greater certainty, includes Canadian Securities Laws and U.S. Securities Laws; and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;

“Lenders” means the Agents and a group of lenders participating in the syndication of the credit facilities as arranged by the Agents;

“Letter of Transmittal” means the letter of transmittal for use by Aastra Shareholders in the form that will accompany the Aastra Circular;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Mailing Deadline” means December 20, 2013;

“Material Contracts” means in respect of a Party any Contract: (a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Mitel Material Adverse Effect or Aastra Material Adverse Effect (as the case may be) on such Party; (b) under which such Party or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $5,000,000 in the aggregate; (c) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $5,000,000; (d) under which such Party or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $5,000,000 over the remaining term of the contract; or (f) that is a collective bargaining agreement, a labour union contract or any other memorandum of understanding or other agreement with a union;

“material fact” and “material change” have the meanings ascribed thereto in the Securities Act;

“Meeting Deadline” means January 17, 2014;

“MI 61-101” means Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions;

“Minority Shareholders” means all Aastra Shareholders other than (i) Francis Shen, Anthony Shen, Shen Capital Corporation, the Shen Family Charitable Foundation and 1615282 Ontario Inc., (ii) any related party of any of the foregoing within the meaning of MI 61-101, subject to the exceptions set out therein, (iii) any other interested party to the Arrangement within the meaning of MI 61-101, and (iv) any person that is a joint actor with any of the foregoing for the purposes of MI 61-101;

“Mitel 2006 Equity Incentive Plan” means Mitel’s incentive plan dated September 7, 2006, as amended, that permits grants of stock options, deferred share units, restricted stock units, performance share units and stock-based awards;

“Mitel Benefit Plans” means any pension or retirement income plans or other employee compensation arrangement (other than equity- or security-based compensation arrangements), or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Mitel or any of its Subsidiaries or for which Mitel or any of its Subsidiaries could have any liability or contingent liability, or pursuant to which payments are made, or benefits are provided to, or an entitlement to payments or benefits may arise with respect to any of its employees or former employees, directors or officers, individuals working on contract with Mitel or other individuals providing services to Mitel of a kind normally provided by employees (or any spouses, dependants, survivors or beneficiaries of any such persons), excluding Statutory Plans;

“Mitel Balance Sheet” has the meaning ascribed thereto in Section 4.1(n);

“Mitel Board” means the board of directors of Mitel as the same is constituted from time to time;

“Mitel Commitment Letter” means the commitment letter between Mitel and the Agents dated November 10, 2013, including the summaries of the terms attached thereto and the fee letter associated therewith;

“Mitel Data Room” means the secure website at www.rrdvenue.com as of 12:00 p.m. (Toronto time) on November 10, 2013;

“Mitel Employee Share Plans” means the Mitel 2006 Equity Incentive Plan and inducement Mitel Options to acquire 515,175 Mitel Shares;

“Mitel Expense Fee” has the meaning ascribed thereto in Section 7.3(b)(ii);

“Mitel Expense Fee Event” has the meaning ascribed thereto in Section 7.3(e);

“Mitel Financing” means the agreement of the Lenders to lend, subject to the terms and conditions of the Mitel Commitment Letter, the amounts set forth therein, a portion of the proceeds of which will be used by Mitel for purposes of financing the aggregate cash component of the Consideration;

“Mitel Information Technology” means computer programs (including source code, object code and data) and related documentation and materials in each case as are necessary for operating the relevant party’s business and other information technology systems owned, used or held for use in or relating to the business of Mitel or any of its Subsidiaries;

“Mitel Intellectual Property” means all Intellectual Property Rights that are used or held for use by Mitel or any of its Subsidiaries;

“Mitel Licensed Intellectual Property” means all Mitel Intellectual Property which is used by Mitel or any of its Subsidiaries under license;

“Mitel Licensed Technology” means all Mitel Technology which is used by Mitel or any of its Subsidiaries under license from a third Person;

“Mitel Material Adverse Effect” means any event, change, occurrence, effect or state of facts, that, individually or in the aggregate with other events, changes, occurrences, effects or states of facts is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, capital, property, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or financial condition of Mitel and its Subsidiaries taken as a whole except any such event, change, occurrence, effect or state of facts resulting from or arising in connection with:

(a)	any change or development affecting the industries in which Mitel and its Subsidiaries operate;

(b)	any change or development in global, national or regional political conditions (including any act of terrorism or any outbreak of hostilities or war or any escalation or worsening thereof), any natural disaster or in general economic, business or regulatory conditions or in global financial, credit, currency or securities markets;

(c)	any adoption, proposed implementation or change in applicable Law or any interpretation thereof by any Governmental Entity;

(d)	any change in U.S. GAAP or changes in applicable regulatory accounting requirements applicable to the industries in which it conducts business;

(e)	the announcement of the entering into of this Agreement and the transactions contemplated herein;

(f)	actions or inactions expressly required by this Agreement or that are taken with the prior written consent of the applicable Party;

(g)	any change in the market price or trading volume of any securities of Mitel (it being understood, without limiting the applicability of paragraphs (a) through (f), that the causes underlying such changes in market price or trading volume may be taken into account in determining whether a Mitel Material Adverse Effect has occurred), or any suspension of trading in securities generally or on any securities exchange on which any securities of Mitel trades; or

(h)	the failure, in and of itself, of Mitel to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood, without limiting the applicability of paragraphs (a) through (f), that the causes underlying such failure may be taken into account in determining whether a Mitel Material Adverse Effect has occurred);

provided, however, that any such event, change, occurrence, effect or state of facts referred to in paragraphs (a), (b), (c) or (d), above does not primarily relate only to (or have the effect of primarily relating only to) Mitel and its Subsidiaries taken as a whole, or disproportionately adversely affects Mitel and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industries in which Mitel and its Subsidiaries operate; references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a Mitel Material Adverse Effect has occurred;

“Mitel Option” means any subsisting option or other right to acquire Mitel Shares granted under the Mitel Employee Share Plans;

“Mitel Owned Intellectual Property” means all Mitel Intellectual Property which is not Mitel Licensed Intellectual Property;

“Mitel Owned Technology” means all Mitel Technology which is not Mitel Licensed Technology;

“Mitel Public Documents” means all forms, reports, schedules, statements and other documents filed by Aastra (and for the purposes of Section 4.1(l) those required to be filed) since April 30, 2012, with all applicable Governmental Entities which are publicly filed (and for the purposes of Section 4.1(l) those required to be publicly filed);

“Mitel Shareholders” means the holders of Mitel Shares;

“Mitel Shares” means the common shares in the authorized share capital of Mitel;

“Mitel Shareholder Approval” means the approval of the Mitel Shareholders by ordinary resolution of the issuance of Mitel Shares pursuant to the Arrangement, as required by section 611 of the TSX Company Manual, which approval shall be obtained either at a special meeting of the Mitel Shareholders or through a written consent satisfactory to the TSX;

“Mitel Technical Information” means all trade secrets, confidential information and other proprietary know-how and related technical knowledge owned, used or held for use in or relating to the business of Mitel or any of its Subsidiaries, including documented research, forecasts, studies, marketing plans, budgets, market data, developmental, demonstration or engineering work, information that can be used to define a design or process or procure, produce, support or operate material and equipment, methods of production and procedures, all formulas and designs and drawings, blueprints, patterns, plans, flow charts, parts lists, manuals and records, specifications, and test data;

“Mitel Technology” means all Mitel Intellectual Property and Mitel Technical Information and Mitel Information Technology;

“Mitel Warrants” means the Mitel warrants to acquire 2,478,326 Mitel Shares issued and outstanding as of November 10, 2013;

“misrepresentation” has the meaning ascribed thereto in the Securities Act;

“Multi-Employer Plan” means in respect of a Mitel Benefit Plan or Aastra Benefit Plan, a multi-employer pension plan as that term is defined in applicable pension standards legislation, or any other benefit plan to which Mitel or Aastra or their respective Subsidiaries, as applicable, are required to make contributions pursuant to a collective bargaining agreement, participation agreement or trust agreement and which are not maintained or administered by Mitel or Aastra (as applicable) or their affiliates;

“NASDAQ” means The NASDAQ Global Market;

“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions;

“Option Shares” means the Mitel Shares issuable on exercise of Replacement Options;

“Outside Date” means March 14, 2014 or such later date as may be agreed to by the Parties, provided however that if at that time all conditions to closing of the Arrangement shall have been satisfied or waived, other than the condition set forth in Section 6.1(f) (and those conditions that by their terms are to be satisfied at the Effective Time), then either Party may postpone the Outside Date by an additional 30 days by giving written notice to the other Party to such effect no later than 5:00 p.m. (Toronto time) on March 14, 2014, or such later date as may be agreed to in writing by the Parties;

“Parties” means Aastra and Mitel, and “Party” means any of them;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement of Aastra, substantially in the form of Schedule A hereto, and any amendments or variations thereto made in accordance with Section 7.4 hereof and the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of Aastra and Mitel, each acting reasonably;

“Pre-Arrangement Reorganization” has the meaning ascribed thereto under Section 5.5;

“Proposed Agreement” has the meaning ascribed thereto under Section 5.10(e);

“Regulatory Approvals” means those approvals, sanctions, rulings, consents, determinations, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that prohibits a transaction from being implemented until such prescribed time has lapsed, without objection, following the giving of notice thereunder), waivers, early terminations, authorizations, clearances, or written confirmations of no intention to initiate legal proceedings from Governmental Authorities required to complete the Arrangement, including the Investment Canada Act Approval and the French Determination;

“Replacement Option” has the meaning ascribed thereto under Section 1.1 of the Plan of Arrangement;

“Representatives” has the meaning ascribed thereto under Section 5.10(a);

“Response Period” has the meaning ascribed thereto under Section 5.10(e)(vi);

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Statutory Plans” means statutory benefit plans which Aastra or Mitel, as applicable, are required to participate in or comply with, including any benefit plan administered by any federal or provincial government and any benefit plans administered pursuant to applicable health, tax, workplace safety insurance, and employment insurance legislation;

“Subsidiary” has the meaning ascribed thereto in the NI 45-106;

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal to acquire all of the shares of a Party or all or substantially all of the assets of a Party and its Subsidiaries made by a third party after the date of this Agreement: (a) that is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available to the satisfaction of the Aastra Board or the Mitel Board, as applicable, acting in good faith after consultation with its financial advisor(s) and outside legal counsel; (b) that is not subject to a due diligence and/or access condition; (c) in respect of which the Aastra Board or the Mitel Board, as applicable, determines in good faith after consultation with its financial advisor(s) and outside legal counsel and after taking into account all the terms and conditions of such Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-competition), result in a transaction that is more favourable, from a financial point of view, to the Aastra Shareholders or Mitel Shareholders, as applicable, than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by the other Party pursuant to Section 5.10(f); (d) that, after consultation with its financial advisor(s) and outside counsel, is reasonably likely to be consummated without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such

Acquisition Proposal; and (e) after receiving the advice of outside counsel, that failure to recommend such Acquisition Proposal to the Aastra Shareholders or Mitel Shareholders, as applicable, would be inconsistent with its fiduciary duties under applicable Laws;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Tax” or “Taxes” means any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including, but not limited to, those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee or secondary liability in respect of any of the foregoing;

“Tax Returns” includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required by a Governmental Entity to be made, prepared or filed by Law in respect of Taxes;

“TSX” means Toronto Stock Exchange;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“Unreasonable Condition” has the meaning ascribed thereto under Section 5.9(h);

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder;

“U.S. GAAP” means United States generally accepted accounting principles;

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means the U.S. Securities Act and all other applicable U.S. federal and state securities laws, rules and regulations and published policies thereunder.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States of America and “$” refers to U.S. dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of (a) Mitel shall have the meanings attributable thereto under U.S. GAAP and all determinations of an accounting nature in respect of Mitel required to be made shall be made in accordance with U.S. GAAP consistently applied; and (b) Aastra shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature in respect of Aastra required to be made shall be made in accordance with IFRS consistently applied.

1.7	Knowledge

(a)	In this Agreement, references to “the knowledge of Aastra” means the actual knowledge of any of the Co-Chief Executive Officers, the Chief Financial Officer and the General Counsel of Aastra, in each case after reasonable inquiry.

(b)	In this Agreement, references to “the knowledge of Mitel” means the actual knowledge of any of the Chief Executive Officer, the Chief Financial Officer and the General Counsel of Mitel, in each case after reasonable inquiry.

1.8	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	—	Form of Plan of Arrangement
Schedule B	—	Form of Arrangement Resolution

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement

Aastra and Mitel agree that the Arrangement will be implemented in accordance with the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.2	Mitel Approval

Mitel represents and warrants to Aastra that the Mitel Board:

(a)	has unanimously determined that the Arrangement and entry into this Agreement are in the best interests of Mitel; and

(b)	has received an opinion from Jefferies LLC, the financial advisor to Mitel, that the Consideration to be paid by Mitel to the Aastra Shareholders pursuant to the Arrangement is fair from a financial point of view to Mitel.

2.3	Aastra Approval

Aastra represents and warrants to Mitel that the Aastra Board:

(a)	has unanimously determined that:

(i)	the Arrangement is fair to the Aastra Shareholders;

(ii)	it will recommend that the Aastra Shareholders vote in favour of the Arrangement Resolution; and

(iii)	the Arrangement and entry into this Agreement are in the best interests of Aastra; and;

(b)	has received an opinion from TD Securities Inc., the financial advisor to Aastra, that the consideration to be received by Aastra Shareholders pursuant to the Arrangement is fair from a financial point of view to the Aastra Shareholders.

2.4	Obligations of Mitel

Subject to the terms and conditions of this Agreement, in order to facilitate the Arrangement, Mitel shall take all action necessary in accordance with all applicable Laws, to seek approval as promptly as practicable from the TSX to the Mitel Shareholder Approval being obtained by written consent. If TSX approval is not obtained on or prior to November 25, 2013, Mitel shall take all action necessary to hold a special meeting of Mitel Shareholders to obtain Mitel Shareholder Approval as soon as practicable and in any event at or before the time of the Aastra Meeting.

2.5	Interim Order

As soon as reasonably practicable following the execution of this Agreement, Aastra shall apply to the Court in a manner acceptable to Mitel, acting reasonably, pursuant to Section 192 of the CBCA and prepare, file and diligently pursue an application to the Court for the Interim Order, which shall provide, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Aastra Meeting and for the manner in which such notice is to be provided;

(b)	for confirmation of the record date for the Aastra Meeting referred to in Section 2.6;

(c)	that the requisite approval for the Arrangement Resolution shall be (i) 66 2/3% of the votes cast on the Arrangement Resolution by the Aastra Shareholders present in person or represented by proxy at the Aastra Meeting; such that each Aastra Shareholder is entitled to one vote for each Aastra Share held; and (ii) if required, a simple majority of the votes cast on the Arrangement Resolution by Minority Shareholders present in person or represented by proxy at the Aastra Meeting;

(d)	that it is the intention of the Parties to rely upon Section 3(a)(10) of the U.S. Securities Act to issue the Consideration Shares in accordance with the Arrangement, based on the Court’s approval of the Arrangement and its determination of the substantive and procedural fairness of the Arrangement;

(e)	that the Aastra Meeting may be adjourned or postponed from time to time by the Aastra Board subject to the terms of this Agreement without the need for additional approval of the Court;

(f)	that the record date for Aastra Shareholders entitled to notice of and to vote at the Aastra Meeting will not change in respect of any adjournment(s) of the Aastra Meeting;

(g)	that, in all other respects, other than as ordered by the Court, the terms, conditions and restrictions of the constating documents of Aastra, including quorum requirements and other matters, shall apply in respect of the Aastra Meeting;

(h)	for the grant of the Dissent Rights to registered holders of Aastra Shares as set forth in the Plan of Arrangement;

(i)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(j)	for such other matters as Mitel may reasonably require, subject to obtaining the prior consent of Aastra, such consent not to be unreasonably withheld or delayed.

2.6	Aastra Meeting

Subject to the terms of this Agreement and receipt of the Interim Order:

(a)	Aastra shall convene and conduct the Aastra Meeting in accordance with its constating documents, the Interim Order and applicable Laws, as soon as reasonably practicable, and in any event on or before the Meeting Deadline. Aastra will, in consultation with and subject to the approval of Mitel, fix and publish a record date for the purposes of determining the Aastra Shareholders entitled to receive notice of and vote at the Aastra Meeting.

(b)	Subject to the terms of this Agreement, Aastra shall not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Aastra Meeting without Mitel’s prior written consent, except:

(i)	as required for quorum purposes (in which case the meeting shall be adjourned and not cancelled), by Law or by valid Aastra Shareholder action (which action is not solicited or proposed by Aastra or the Aastra Board); or

(ii)	as otherwise permitted under this Agreement.

(c)	Subject to the terms of this Agreement, Aastra shall solicit proxies in favour of the Arrangement Resolution and against any resolution submitted by any Aastra Shareholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, and take all actions that are reasonably necessary or desirable to seek the approval of the Arrangement by the Aastra Shareholders, including, if so requested by Mitel, using the services of dealers and proxy solicitation services and permitting Mitel to otherwise assist Aastra in such solicitation, provided that Aastra shall not be required to continue to solicit proxies in favour of the Arrangement Resolution if there has been an Aastra Change of Recommendation but shall continue to be required to hold the Aastra Meeting and to cause the Arrangement Resolution to be voted on at such meeting in accordance with Section 2.6(a) and shall not propose to adjourn or postpone such meeting other than as permitted under Section 2.6(b).

(d)	Aastra will advise Mitel as Mitel may reasonably request, and at least on a daily basis on each of the last ten Business Days prior to the date of the Aastra Meeting, as to the aggregate tally of the proxies received by Aastra in respect of the Arrangement Resolution.

(e)	Aastra will advise Mitel of any written notice of dissent or purported exercise by any Aastra Shareholder of Dissent Rights received by Aastra in relation to the Arrangement and any withdrawal of Dissent Rights received by Aastra and any written communications sent by or on behalf of Aastra to any Aastra Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement.

(f)	Aastra shall not propose or submit for consideration at the Aastra Meeting any business other than the Arrangement without Mitel’s prior written consent.

(g)	At the reasonable request of Mitel from time to time, Aastra shall promptly provide Mitel with a list (in both written and electronic form) of the registered Aastra Shareholders, together with their addresses and respective holdings of Aastra Shares, with a list of the names and addresses and holdings of all Persons having rights issued by Aastra to acquire Aastra Shares (including holders of Aastra Options) and a list of non-objecting beneficial owners of Aastra Shares, together with their addresses and respective holdings of Aastra Shares. Aastra shall from time to time require that its registrar and transfer agent furnish Mitel with such additional information, including updated or additional lists of Aastra Shareholders and lists of holdings and other assistance as Mitel may reasonably request including, for greater certainty, information that may be necessary for Mitel to establish compliance with any applicable state “blue sky” securities law requirements under U.S. Securities Laws.

2.7	Aastra Circular

(a)	As promptly as reasonably practicable following execution of this Agreement, and in any event prior to the close of business on the Mailing Deadline, Aastra shall (i) prepare the Aastra Circular together with any other documents required by applicable Laws; (ii) file the Aastra Circular in all jurisdictions where the same is required to be filed; and (iii) mail the Aastra Circular as required under applicable Laws and by the Interim Order.

(b)	On the date of mailing thereof, Aastra shall ensure that the Aastra Circular complies in all material respects with all applicable Laws and the Interim Order and shall contain sufficient detail to permit the Aastra Shareholders to form a reasoned judgment concerning the matters to be placed before them at the Aastra Meeting, and, without limiting the generality of the foregoing, shall take all reasonable steps to ensure that the Aastra Circular will not contain any misrepresentation (except that Aastra shall not be responsible to Mitel for any information relating to Mitel and its affiliates, including in relation to the Mitel Shares). The Aastra Circular shall also contain such information as may be required to allow Mitel to rely upon the exemption from registration provided under Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration Shares pursuant to the Arrangement.

(c)	Subject to Section 5.10, the Aastra Circular shall (i) state that the Aastra Board has unanimously determined that the Arrangement is fair to the Aastra Shareholders and that the Arrangement and entry into this Agreement are in the best interests of Aastra; (ii) contain the unanimous recommendation of the Aastra Board to Aastra Shareholders that they vote in favour of the Arrangement Resolution; and (iii) include a statement that each director of Aastra intends to vote all of such individual’s Aastra Shares in favour of the Arrangement Resolution and against any resolution submitted by any Aastra Shareholder that is inconsistent with the Arrangement.

(d)	Mitel shall provide Aastra with all information regarding Mitel, its affiliates and the Mitel Shares, including any pro forma financial statements prepared in accordance with U.S. GAAP and applicable Laws, as required by the Interim Order or applicable Laws for inclusion in the Aastra Circular or in any amendments or supplements to such Aastra Circular, including all details relevant to the tax elections contemplated by Section 5.14 hereof. Mitel and Aastra shall also use their commercially reasonable efforts to obtain any necessary consents from any of their respective auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Aastra Circular and to the identification in the Aastra Circular of each such advisor. Mitel shall take all reasonable steps to ensure that such information does not include any misrepresentation concerning Mitel, its affiliates and the Consideration, including in relation to the Mitel Shares, and will indemnify Aastra for all claims, losses, costs and expenses incurred by Aastra in respect of any such misrepresentation.

(e)	Mitel and its legal counsel shall be given a reasonable opportunity to review and comment on the Aastra Circular prior to the Aastra Circular being printed and filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by Mitel and its legal counsel, provided that all information relating solely to Mitel and its affiliates included in the Aastra Circular shall be in form and content approved in writing by Mitel, acting reasonably. Aastra shall provide Mitel with final copies of the Aastra Circular prior to the mailing to the Aastra Shareholders.

(f)	Aastra and Mitel shall each promptly notify the other if at any time before the Effective Date either becomes aware that the Aastra Circular contains a misrepresentation, or otherwise requires an amendment or supplement and the Parties shall co-operate in the preparation of any amendment or supplement to the Aastra Circular as required or appropriate, and Aastra shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Aastra Circular to Aastra Shareholders and, if required by the Court or applicable Laws, file the same with any Governmental Entity and as otherwise required.

2.8	Aastra Shareholder Rights Plan

Aastra and its board of directors shall take all actions necessary, immediately prior to the Effective Time, to waive the application of the Aastra Shareholder Rights Plan to the Arrangement and to ensure that the Aastra Shareholder Rights Plan does not interfere with or impede the success of the Arrangement. Prior to the earlier of the (a) the Effective Time and (b) the termination of this Agreement in accordance with Section 7.2, Aastra shall not terminate, waive any provision of, exempt any Person from, or amend the terms of, the Aastra Shareholder Rights Plan, or redeem any rights thereunder except as provided herein.

2.9	Final Order

If (a) the Interim Order is obtained and (b) the Arrangement Resolution is passed at the Aastra Meeting by the Aastra Shareholders as provided for in the Interim Order and as required by applicable Law, subject to the terms of this Agreement, Aastra shall diligently pursue and take all steps necessary or desirable to have the hearing before the Court of the application for the Final Order pursuant to Section 192 of the CBCA held as soon as reasonably practicable and, in any event, within three Business Days following the approval of the Arrangement Resolution at the Aastra Meeting.

2.10	Court Proceedings

Subject to the terms of this Agreement, Mitel shall cooperate with and assist Aastra in seeking the Interim Order and the Final Order, including by providing to Aastra, on a timely basis, any information reasonably required to be supplied by Mitel in connection therewith. Aastra shall provide Mitel’s legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Subject to applicable Law, Aastra shall not file any material with the Court in connection with the Arrangement or serve any such material, and shall not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.10 or with Mitel’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require Mitel to agree or consent to any increase in or variation in the form of Consideration or other modification or amendment to such filed or served materials that expands or increases Mitel’s obligations set forth in any such filed or served materials or under this Agreement or the Arrangement. Aastra shall also provide to Mitel’s legal counsel on a timely basis, copies of any notice of appearance or other Court documents served on Aastra in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by Aastra indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. Aastra shall ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, Aastra shall not object to legal counsel to Mitel making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that Aastra is advised of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement. Aastra shall also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, Aastra is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Mitel.

2.11	Articles of Arrangement and Effective Date

The Articles of Arrangement shall implement the Arrangement and the Arrangement shall become effective at the Effective Time on the Effective Date. Upon issuance of the Final Order and subject to the satisfaction or waiver of the conditions precedent in Article 6, each of Mitel and Aastra shall execute and deliver such closing documents and instruments. On the second Business Day following satisfaction or waiver of such conditions precedent (excluding conditions that are to be and can be satisfied by actions taken at the Effective Time and the condition in Section 6.2(e), but subject to the satisfaction or waiver of such conditions) Aastra shall proceed to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Director pursuant to section 192 of the CBCA (provided that the Articles of Arrangement shall not be sent to the Director, for endorsement and filing by the Director, except as contemplated hereby or with Mitel’s prior written consent), whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Laws, including the CBCA. Aastra agrees to amend the Plan of Arrangement at any time prior to the Effective Time in accordance with Section 7.4 of this Agreement to include such other terms determined to be necessary or desirable by Mitel, acting reasonably, provided that the Plan of Arrangement shall not be amended in any manner which is (a) inconsistent with the provisions of this Agreement; (b) would reasonably be expected to delay, impair or impede the satisfaction of any condition set forth in Article 6; (c) which has the effect of reducing the Consideration; or (d) which is otherwise prejudicial to the Aastra Shareholders or other parties to be bound by the Plan of Arrangement. The closing of the Arrangement will take place at the offices of Osler, Hoskin & Harcourt LLP, Suite 6600, First Canadian Place, Toronto, Ontario at 8:00 a.m. (Toronto time) on the Effective Date, or at such other time and place as may be agreed to by the Parties.

2.12	Payment of Consideration

Mitel will, following receipt by Aastra of the Final Order and prior to the filing by Aastra of the Articles of Arrangement with the Director, deposit in escrow with the Depositary: (i) sufficient funds to satisfy the cash consideration payable to the Aastra Shareholders, plus sufficient funds to satisfy any cash payment in lieu of fractional Mitel Shares; and (ii) the Consideration Shares.

2.13	Announcement and Shareholder Communications

The Parties agree to issue jointly a press release with respect to this Agreement as soon as practicable after its due execution. Thereafter, Mitel and Aastra agree to co-operate and participate in presentations to investors regarding the Arrangement prior to the making of such presentations and to promptly advise, consult and co-operate with each other in issuing any press releases or otherwise making public statements with respect to this Agreement or the Arrangement and in making any filing with any Governmental Entity or with any stock exchange, including the TSX and NASDAQ, with respect thereto. Each Party shall: (i) not issue any press release or otherwise make public statements with respect to this Agreement or the Arrangement without the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed; and (ii) enable the other Party to review and comment on all such press releases prior to the release thereof and shall enable the other Party to review and comment on such filings prior to the filing thereof; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make disclosure in accordance with applicable Laws, and if such disclosure is required and the other Party has not reviewed or commented on the disclosure, the Party making such disclosure shall use commercially reasonable efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. For the avoidance of doubt, the foregoing shall not prevent either Party from making internal announcements to employees and having discussions with shareholders and financial analysts and other stakeholders so long as such statements and announcements are consistent with the most recent press releases, public disclosures or public statements made by the Parties.

2.14	U.S. Securities Law Matters

The Parties intend that the Arrangement shall be carried out such that the issuance of the Consideration Shares under the Arrangement qualifies for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act and applicable state securities laws in reliance upon similar exemptions under applicable state securities laws. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth in this Section 2.14. In order to ensure the availability of the exemption afforded by Section 3(a)(10) and corresponding exemptions under state securities laws; the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the exemption afforded by Section 3(a)(10) prior to the Court hearing at which the Interim Order will be sought;

(c)	the Court will be required to satisfy itself as to the fairness of the Arrangement;

(d)	the Final Order will address the Arrangement being approved by the Court as being substantively and procedurally fair to Aastra Shareholders;

(e)	the Parties will ensure that each Shareholder will be given adequate notice advising them of their right to attend the Court hearing and providing them with sufficient information necessary for them to exercise that right;

(f)	the Interim Order will specify that each Aastra Shareholder will have the right to appear before the Court at the Court hearing on the Final Order so long as such Shareholder files and delivers notice to the Court of an intention to do so within a reasonable time.

In addition to the foregoing, it is agreed that Mitel shall not be required to deliver any Consideration Shares to an Aastra Shareholder in any state where registration or qualification of the Consideration Shares would be required under state “blue sky” securities laws in order to do so, and may instead arrange for the sale of any such Consideration Shares on behalf of such Aastra Shareholder and the delivery to such Aastra Shareholder of an amount of cash representing the net proceeds of the sale thereof.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF AASTRA

3.1	Representations and Warranties

Except as set forth in the Aastra Public Documents, Aastra hereby represents and warrants to Mitel as follows, and acknowledges that Mitel is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Organization and Qualification. Aastra is duly incorporated and validly existing under the CBCA and has the corporate power and authority to own its assets and conduct its business as now owned and conducted. Aastra is duly qualified to carry on business and is in good standing in each jurisdiction in which its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, and has all Authorizations, consents and approvals required to own, lease and operate its assets and properties as they are now being owned, leased and operated and to carry on its business as now conducted, except where the failure to be so qualified will not, individually or in the aggregate, have an Aastra Material Adverse Effect. True and complete copies of the constating documents of Aastra have been provided to Mitel, and Aastra has not taken any action to amend or supersede such documents.

(b)	Authority Relative to this Agreement. Aastra has the requisite corporate power and authority to enter into this Agreement and the agreements and other documents to be entered into by it hereunder and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the agreements and other documents to be entered into by it hereunder and the consummation by Aastra of the transactions contemplated hereunder and thereunder have been duly authorized by the Aastra Board and no other corporate proceedings on the part of Aastra are necessary to authorize this Agreement and the agreements and other documents to be entered into by it hereunder other than Aastra Shareholder Approval. This Agreement has been duly executed and delivered by Aastra and constitutes a valid and binding obligation of Aastra, enforceable by Mitel against Aastra in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Conflict; Required Filings and Consent. The execution and delivery by Aastra of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement will not:

(i)	subject to receipt of Regulatory Approvals, violate, conflict with or result in a breach of:

(A)	any provision of the articles, by-laws or other constating documents of Aastra or any of its Subsidiaries, except as would not, individually or in the aggregate, have or reasonably be expected to have an Aastra Material Adverse Effect;

(B)	any Material Contract or Authorization to which Aastra or any of its Subsidiaries is a party or by which Aastra or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have or reasonably be expected to have an Aastra Material Adverse Effect; or

(C)	any Law to which Aastra or any of its Subsidiaries is subject or by which Aastra or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have or reasonably be expected to have an Aastra Material Adverse Effect;

(ii)	subject to receipt of Regulatory Approvals, give rise to any right of termination, or the acceleration of any indebtedness, under any Material Contract or Authorization to which Aastra or any of its Subsidiaries is a party, except as would not, individually or in the aggregate, have or reasonably be expected to have an Aastra Material Adverse Effect; or

(iii)	give rise to any rights of first refusal or rights of first offer, trigger any change of control provision or any restriction or limitation under any Material Contract or Authorization, or result in the imposition of any Lien upon any of Aastra’s assets or the assets of any of its Subsidiaries, except as would not, individually or in the aggregate, have or reasonably be expected to have an Aastra Material Adverse Effect.

Other than Regulatory Approvals, compliance with any applicable Laws, stock exchange rules and policies, the Interim Order, the Final Order and the filing of the Certificate of Arrangement and Articles of Arrangement, no Authorization of, or filing with, any Governmental Entity is necessary on the part of Aastra or any of its Subsidiaries for the consummation by Aastra of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement, except for such Authorizations and filings as to which the failure to obtain or make would not, individually or in the aggregate, result in an Aastra Material Adverse Effect.

(d)	Subsidiaries. All of Aastra’s Subsidiaries or material interests in any Person have been disclosed in the Aastra Data Room. Each Subsidiary of Aastra is duly organized and is validly existing under the Laws of its jurisdiction of incorporation or organization, has full corporate power and authority to own, lease or operate its assets and property as they are now being owned, leased and operated and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have an Aastra Material Adverse Effect. Aastra beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of its material Subsidiaries. All of the outstanding shares owned (directly or indirectly) by Aastra in the capital of each of its material Subsidiaries that is a corporation are validly issued, fully-paid and non-assessable and all such shares are owned free and clear of all Liens and any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares.

(e)	Compliance with Laws. To the knowledge of Aastra:

(i)	the operations of Aastra and its Subsidiaries have been and are now conducted in compliance with all Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of Aastra or of any of its Subsidiaries and none of Aastra or any of its Subsidiaries has received any notice of any alleged violation of any such Laws, other than non-compliance or violations which, individually or in the aggregate, would not have an Aastra Material Adverse Effect; and

(ii)	none of Aastra or any of its Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (a) its articles or by-laws or equivalent organizational documents; or (b) any Material Contract, except for failures which, individually or in the aggregate, would not have an Aastra Material Adverse Effect.

(f)	Authorizations. Aastra and its Subsidiaries have obtained all Authorizations necessary for the ownership, operation and use of the assets of Aastra and its Subsidiaries or otherwise in connection with carrying on the business and operations of Aastra and its Subsidiaries in compliance with all applicable Laws, except where the failure to have any such Authorization, individually or in the aggregate, would not have an Aastra Material Adverse Effect. Such Authorizations are in full force and effect in accordance with their terms, and Aastra and its Subsidiaries have fully complied with and are in compliance with all material Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have an Aastra Material Adverse Effect. To the knowledge of Aastra, there is no action, investigation or proceeding pending or threatened regarding any of the material Authorizations. To the knowledge of Aastra, none of Aastra or any of its Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have an Aastra Material Adverse Effect and, to the knowledge of Aastra, all such Authorizations continue to be effective in order for Aastra and its Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. To the knowledge of Aastra, no Person other than Aastra or a Subsidiary thereof owns or has any proprietary, financial or other interest (direct or indirect) in any of the Authorizations, except for interests which, individually or in the aggregate, would not have an Aastra Material Adverse Effect.

(g)	Capitalization and Listing.

(i)

The authorized share capital of Aastra consists of an unlimited number of Aastra Shares and an unlimited number of preferred shares. As of the date of this Agreement there are: (A) 11,797,114 Aastra Shares validly issued and outstanding as fully-paid and non-assessable shares of Aastra; (B) no preferred shares issued or outstanding; (C) 277,966 outstanding Aastra

Options providing for the issuance of 470,250 Aastra Shares upon the exercise thereof; (D) 45,000 Aastra SARS providing for cash settlement in accordance with Aastra SAR Plan; and (E) 1,608 Aastra DSUs providing for cash settlement in accordance with Aastra DSU Plan. All Aastra Shares issuable upon the exercise of rights under the Aastra Options in accordance with their terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights. The material terms of the Aastra Options (including exercise price) are disclosed in the Aastra Data Room. Except for the Aastra Options, Aastra SARS, Aastra DSUs referred to in this Section 3.1(g)(i) and rights issuable under the Aastra Shareholder Rights Plan, there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments or obligations of Aastra or any of its Subsidiaries to issue or sell any shares in the capital of Aastra or of any of its Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares in the capital of Aastra or any of its Subsidiaries, and other than the Aastra Employee Share Plans, there are no equity or security based compensation arrangements maintained by Aastra. In the 30 days prior to the date hereof, there have been no authorizations or new issuances under the Aastra Employee Share Plans. No Person is entitled to any pre-emptive or other similar right granted by Aastra or any of its Subsidiaries.

(ii)	Aastra has disclosed in the Aastra Data Room a schedule, as of the date hereof, aggregating all outstanding grants to holders of Aastra Options, Aastra SARs and Aastra DSUs and the number, exercise price and expiration dates of each grant to such holders.

(iii)	As of the date hereof, there are no outstanding contractual obligations of Aastra or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Aastra Shares or any shares of any of its Subsidiaries. No Subsidiary of Aastra owns any Aastra Shares.

(iv)	No order ceasing or suspending trading in securities of Aastra or prohibiting the sale of such securities has been issued and is outstanding against Aastra or its directors or officers.

(v)	All outstanding securities of Aastra have been issued in material compliance with all applicable Laws.

(vi)	There are no bonds, debentures or other evidences of indebtedness of Aastra or its Subsidiaries outstanding having the right to vote (or that are convertible or exercisable for securities having the right to vote) with Aastra Shareholders on any matter.

(h)	Shareholder and Similar Agreements. Except for the Aastra Shareholders Rights Plan, Aastra is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Aastra or any of its Subsidiaries.

(i)	Reporting Issuer Status and Stock Exchange Compliance. As of the date hereof, Aastra is a reporting issuer not in default (or the equivalent) under Canadian Securities Laws in each of the provinces and territories of Canada. There is no delisting, suspension of trading in or cease trading order with respect to any securities of Aastra. The Aastra Shares are listed and posted for trading on the TSX, and are not listed on any market other than TSX, and Aastra is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX.

(j)	U.S. Securities Law Matters.

(i)	There is no class of securities of Aastra which is registered pursuant to Section 12 of the U.S. Exchange Act, nor is Aastra subject to any reporting obligation (whether active or suspended) pursuant to section 15(d) of the U.S. Exchange Act. Aastra is not, and has never been, subject to any requirement to register any class of its equity securities pursuant to Section 12(g) of the U.S. Exchange Act.

(ii)	Aastra is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended.

(iii)	Aastra is not, has not previously been and on the Effective Date will not be a “shell company” (as defined in Rule 405 under the U.S. Securities Act).

(k)	Reports. Aastra has filed true and correct copies of Aastra Public Documents that Aastra is required to file under Canadian Securities Laws. Aastra has filed all other documents required to be filed by it with all applicable Governmental Entities, other than such documents that the failure to file would, individually or in the aggregate, not have an Aastra Material Adverse Effect. Aastra Public Documents at the time filed (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (b) complied in all material respects with the requirements of applicable Canadian Securities Laws. Aastra has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential.

(l)	Financial Statements.

(i)

The audited consolidated financial statements for Aastra as of and for each of the fiscal years ended on December 31, 2012 and December 31, 2011 including the notes thereto and the interim unaudited consolidated financial statements for Aastra for the period ended September 30, 2013 including the notes thereto have been, and all financial statements of

Aastra which are publicly disseminated by Aastra in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with prior periods and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and results of operations of Aastra and its Subsidiaries as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto). There are no outstanding loans made by Aastra or any of its Subsidiaries to any executive officer or director of Aastra.

(ii)	The management of Aastra has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Aastra in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified by such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Aastra in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to Aastra’s management, including its chief executive officers and chief financial officers (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(iii)

Aastra maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Aastra and its Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Aastra and its Subsidiaries are being made only with authorizations of management and directors of Aastra and its Subsidiaries; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Aastra or its Subsidiaries that could have a material effect on its financial statements. To the knowledge of Aastra, as of the date of this Agreement (x) there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of Aastra that are reasonably likely to adversely affect the ability of Aastra to record, process, summarize and report financial information; and (y) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Aastra.

(iv)	To the knowledge of Aastra, none of Aastra, any of its Subsidiaries or, any director, officer, employee, auditor, accountant or representative of Aastra or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Aastra or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that Aastra or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Aastra Board.

(m)	Undisclosed Liabilities. None of Aastra or any of its Subsidiaries has any material liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for (a) liabilities and obligations that are specifically presented on the unaudited consolidated balance sheet of Aastra as of September 30, 2013 (the “Aastra Balance Sheet”) or disclosed in the notes thereto; (b) those incurred in the ordinary course of business and not required to be set forth in the Aastra Balance Sheet under IFRS; (c) those incurred in the ordinary course of business since the date of the Aastra Balance Sheet and consistent with past practice; and (d) those incurred in connection with the execution of this Agreement.

(n)	Real Property and Personal Property.

(i)	Aastra and its Subsidiaries have good and marketable title to all real property owned by Aastra and its Subsidiaries, free and clear of all Liens except for Permitted Liens.

(ii)	Aastra and its Subsidiaries have good and valid title to, or a valid and enforceable interest (whether a leasehold interest or otherwise) in, all personal or movable property owned or leased, or purported to be owned or leased or otherwise held or used by them, except as would not, individually or in the aggregate, reasonably be expected to have an Aastra Material Adverse Effect.

(iii)	No Person has any right of first refusal, undertaking or commitment or any right or privilege capable of becoming such, to purchase any of the material assets owned by Aastra or its Subsidiaries, or any part thereof or interest therein, except in connection with the Arrangement.

(o)	Intellectual Property.

(i)	All material registrations throughout the world for Aastra Owned Intellectual Property have been disclosed in the Aastra Data Room. Each of the Aastra Owned Intellectual Property which has been registered or applied for has been properly maintained and renewed by Aastra and its Subsidiaries in accordance with all applicable Laws except as would not, individually or in the aggregate, have or reasonably be expected to have an Aastra Material Adverse Effect.

(ii)	Aastra and its Subsidiaries own all right, title and interest in the material Aastra Owned Technology and the material Aastra Information Technology. The material Aastra Owned Intellectual Property and, to the knowledge of Aastra, any material Aastra Licensed Intellectual Property used in the business of Aastra and its Subsidiaries, is subsisting, in full force and effect, and has not been cancelled, expired, or abandoned.

(iii)	Except as disclosed in the Aastra Data Room, the conduct of the business of Aastra and its Subsidiaries, as presently conducted, does not conflict with or result in violation of any Intellectual Property Rights of any other Person except as would not, individually or in the aggregate, have or reasonably be expected to have an Aastra Material Adverse Effect.

(iv)	Except as disclosed in the Aastra Data Room, to the knowledge of Aastra, Aastra is not pursuing any third party in relation to such third party misappropriating, infringing, diluting or violating any Aastra Owned Technology, and no legal action or other adversarial claims have been brought or threatened against any third party by Aastra and its material Subsidiaries in relation to such Aastra Owned Technology which would reasonably be expected to have, individually or in the aggregate, an Aastra Material Adverse Effect.

(v)	Except as disclosed in the Aastra Data Room, to The knowledge of Aastra, none of the Aastra Owned Technology has been substantially developed with the assistance or use of any funding from third parties or third party entities, including, but not limited to, funding from any Governmental Entity.

(p)	Employment Matters.

(i)	All of the Aastra Employee Share Plans are and have been established, registered, qualified and administered in accordance with all applicable Laws in all material respects and in accordance with their terms, the terms of the material documents that support such Aastra Employee Share Plans and the terms of agreements between Aastra and its Subsidiaries and the employees (present and former) who are members of, or beneficiaries under, such Aastra Employee Share Plans.

(ii)	Except as would not reasonably be expected to have, individually or in the aggregate, an Aastra Material Adverse Effect, (A) all current obligations of Aastra regarding the Aastra Employee Share Plans have been satisfied and (B) all contributions, premiums or Taxes required to be made or paid by Aastra by applicable Laws or under the terms of each Aastra Employee Share Plan have been made in a timely fashion in accordance with applicable Laws and the terms of such Aastra Employee Share Plan.

(iii)	Except as disclosed in the Aastra Data Room, there are no (A) retention or change of control agreements or any other agreements providing for retention, severance, change of control or termination payments to any director or executive officer or employee of Aastra and its Subsidiaries, or (B) plans, programs, bonus pools or other arrangement that would entitle any Aastra employee to a payment in circumstances involving a change of control of Aastra.

(iv)	Except as provided in this Agreement or as disclosed in the Aastra Data Room, the execution, delivery and performance of this Agreement and the consummation of the Arrangement will not (A) result in any material payment (including bonus, golden parachute, retirement, severance, unemployment compensation, or other benefit) becoming due or payable to any of the Aastra employees or result in an employee having an entitlement to such payments upon resignation, (B) materially increase the compensation or benefits otherwise payable to any Aastra employee or (C) result in the acceleration of the time of payment or vesting of any material benefits or entitlements otherwise available pursuant to any Aastra Employee Share Plan (except for outstanding Aastra Options, Aastra SARs and Aastra DSUs).

(v)	Except as disclosed in the Aastra Data Room, none of Aastra or any of its Subsidiaries has entered into any written agreement providing for severance or termination payments to any director, officer or employee in connection with the termination of their position or their employment as a direct result of the transaction contemplated by this Agreement, or which is not terminable on the giving of reasonable notice under applicable Law.

(vi)	Except as disclosed in the Aastra Data Room or as otherwise made available to Mitel, none of Aastra or any of its material Subsidiaries (A) is a party to any collective bargaining agreement, or (B) is subject to any application for certification or, to the knowledge of Aastra, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement. To the knowledge of Aastra, no fact or event exists that is likely to give rise to a change in the representation in this Subsection 3.1(q)(vi) on or before the Effective Date.

(vii)

Except as disclosed in the Aastra Data Room, none of Aastra or any of its Subsidiaries is subject to any claim or complaint or proceeding for wrongful dismissal, constructive dismissal or any other tort claim or under any applicable Law, actual or, to the knowledge of Aastra, threatened, or any litigation actual, or to the knowledge of Aastra, threatened, relating to employment or termination of employment of employees or independent contractors, except for such claims or litigation which individually or in the aggregate would not be reasonably expected to have an Aastra Material Adverse Effect.

(viii)	Aastra and its Subsidiaries are in material compliance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, accessibility, workers’ compensation, human rights, labour relations and privacy and there are no current, pending, or to the knowledge of Aastra, threatened proceedings before any board or tribunal with respect to any of the areas listed herein, except where the failure to so operate would not have an Aastra Material Adverse Effect.

(ix)	Mitel has been provided with true and complete copies of all material Aastra Employee Share Plans and, except as disclosed in the Aastra Data Room, there are no Contracts, commitments, agreements, arrangements or understandings between (A) Aastra or any of its Subsidiaries on the one hand and (B) any participant in an Aastra Employee Share Plan which would result in an Aastra Option vesting solely as a result of the transaction contemplated by this Agreement (excluding as permitted by the Board of Directors of Aastra under the Aastra 2006 Option Plan).

(x)	The aggregate severance entitlements of the directors and the senior officers of Aastra (for purposes of this Section 3.1(p)(x), Francis N. Shen, Anthony P. Shen, Allan J. Brett, Martin Derung and John Tobia) if they resign for good reason or are terminated without cause within 24 months of the Effective Date will not exceed $10 million.

(q)	Absence of Certain Changes or Events. Since December 31, 2012 and except as otherwise permitted by Section 5.1:

(i)	Aastra and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice except as would not, individually or in the aggregate, have or reasonably be expected to have an Aastra Material Adverse Effect and since September 30, 2013 in the ordinary course of business consistent with past practice;

(ii)	there has not been any acquisition or disposition by Aastra or any of its Subsidiaries of any material property or assets, except as disclosed in the Aastra Data Room;

(iii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had, or is reasonably likely to have, an Aastra Material Adverse Effect has been incurred;

(iv)	there has not been any event, circumstance or occurrence which has had, or is reasonably likely to give rise to, an Aastra Material Adverse Effect;

(v)	there has not been any material change in the accounting practices used by Aastra and its Subsidiaries except as disclosed in the interim financial statements for the nine month period ending September 30, 2013;

(vi)	except for ordinary course adjustments, as disclosed in the Aastra Data Room (including as permitted under the Aastra Employee Share Plans) or contemplated by this Agreement, there has not been any material increase in the salary, bonus, or other remuneration payable by Aastra or any of its Subsidiaries to any of their respective directors, officers, employees or consultants, and there has not been any amendment or modification to the vesting or exercisability schedule or criteria, including any acceleration, right to accelerate or acceleration event or other entitlement under any stock option, restricted stock, deferred compensation or other compensation award or any grant to such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement made to, for or with any of such directors, officers, employees or consultants;

(vii)	except as publicly disclosed, there has not been any redemption, repurchase or other acquisition of Aastra Shares by Aastra, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Aastra Shares;

(viii)	there has not been a material change in the level of accounts receivable or payable, inventories or employees, other than those changes in the ordinary course of business;

(ix)	except as disclosed in the Aastra Data Room, there has not been any entering into, or any material amendment of, any Material Contract of Aastra other than in the ordinary course of business; and

(x)	except as disclosed in the Aastra Data Room, there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in Aastra’s audited financial statements, other than the settlement of claims or liabilities incurred in the ordinary course of business.

(r)	Litigation. To the knowledge of Aastra, there are no investigations by Governmental Entities, actions, suits or proceedings threatened, affecting or that would reasonably be expected to affect Aastra or any of its Subsidiaries or affecting or that would reasonably be expected to affect any of their property or assets at Law or equity before or by any court or Governmental Entity which action, suit, proceeding or investigation involves a possibility of any judgment against or liability of Aastra or any of its Subsidiaries which, if successful, would have an Aastra Material Adverse Effect or would significantly impede the ability of Aastra to consummate the Arrangement.

(s)	Taxes.

To the knowledge of Aastra and except as disclosed in the Aastra Data Room:

(i)	each of Aastra and its Subsidiaries has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all Tax Returns required to be filed by it with the appropriate Governmental Entity, such Tax Returns were complete and correct in all material respects and Aastra and each of its Subsidiaries has paid all Taxes, including instalments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity and Aastra has provided adequate accruals in accordance with IFRS in the most recently published financial statements of Aastra for any Taxes of Aastra and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns, except in each case where the failure to do so would not reasonably be expected to have, individually or in the aggregate, an Aastra Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, an Aastra Material Adverse Effect since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business;

(ii)	each of Aastra and its Subsidiaries has duly and timely withheld all Taxes required by Law to be withheld by it (including Taxes required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it, except where the failure to do so would not reasonably be expected to have, individually or in the aggregate, an Aastra Material Adverse Effect;

(iii)	each of Aastra and its Subsidiaries has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial sales taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it, except where the failure to do so would not reasonably be expected to have, individually or in the aggregate, an Aastra Material Adverse Effect;

(iv)	none of Aastra nor any of its Subsidiaries has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes with a Governmental Entity that has effect for any period ending after the Effective Date which, individually or in the aggregate, would have an Aastra Material Adverse Effect;

(v)	there are no material proceedings, investigations, audits or claims now pending against Aastra or any of its Subsidiaries in respect of any Taxes and there are no material matters under discussion, audit or appeal with any Governmental Entity relating to Taxes;

(vi)	to the extent that Aastra or any of its Subsidiaries has acquired property from a non-arm’s length Person within the meaning of the Tax Act: (A) for consideration the value of which is less than the fair market value of the property at the time of acquisition; or (B) as a contribution of capital for which no shares were issued by the acquirer of the property, such acquisition has not resulted and cannot reasonably be expected to result in an Aastra Material Adverse Effect;

(vii)	for the purposes of the Tax Act and any other relevant Tax purposes:

(A)	Aastra is resident in Canada and is not resident in any other country; and

(B)	each of its Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country;

(viii)	there are no Liens for Taxes upon any properties or assets of Aastra or any of its Subsidiaries (other than Liens (A) relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in Aastra’s audited financial statements; and (B) which would not, individually or in the aggregate, have an Aastra Material Adverse Effect).

(t)	Books and Records. The corporate records and minute books of Aastra and its Subsidiaries for the last three financial years have been maintained in all material respects in accordance with all applicable Laws, and the minute books of Aastra and its Subsidiaries are complete and accurate in all material respects. The corporate minute books for Aastra and its Subsidiaries contain minutes of all meetings and resolutions of the directors and securityholders held. The financial books and records and accounts of Aastra and its Subsidiaries for the last three financial years in all material respects have been maintained in accordance with good business practices and in accordance with IFRS and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years.

(u)	Insurance. Policies of insurance are in force naming Aastra as an insured that adequately cover all risks as are customarily covered by businesses in the industry in which Aastra operates. All such policies shall remain in force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and shall not be cancelled or otherwise terminated as a result of the transactions contemplated herein other than such cancellations as would not individually or in the aggregate have an Aastra Material Adverse Effect.

(v)	Non-Arm’s Length Transactions. Except for employment or employment compensation agreements entered into in the ordinary course of business, there are no current Contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Aastra or any of its Subsidiaries) between Aastra or any of its Subsidiaries on the one hand, and any (a) officer or director of Aastra or, to the knowledge of Aastra, any of its Subsidiaries, or (b) any holder of record or, to the knowledge of Aastra, beneficial owner of five percent or more of the voting securities of Aastra, on the other hand.

(w)	Benefit Plans.

(i)	Other than as disclosed in the Aastra Data Room or the Aastra Public Documents, there are no material pension or retirement income plans of Aastra.

(ii)	The costs of funding the Aastra Benefit Plans are, in all material respects, described in the Aastra Data Room or the Aastra Public Documents.

(iii)	Each Aastra Benefit Plan has been established, registered, amended, funded, administered, and invested in all material respects in accordance with its terms and applicable Laws and any contributions required to be made under each material Aastra Benefit Plan, as of the date hereof, have been timely made in accordance with the terms of each material Aastra Benefit Plan and applicable Laws, and all obligations in respect of each Aastra Benefit Plan have been properly accrued and reflected in the audited consolidated financial statements for Aastra in accordance with IFRS as of and for the fiscal year ended on December 31, 2012, including the notes thereto and the report by Aastra’s auditors thereon. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Aastra Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all Laws in all material respects. To the knowledge of Aastra, there are no investigations by a Governmental Entity or material claims (other than routine claims for payment of benefits) pending or threatened involving any Aastra Benefit Plan or its assets, and no facts exist which could reasonably be expected to give rise to any such investigation order or material claim (other than routine claims for payment of benefits).

(iv)	No event has occurred respecting any Aastra Benefit Plan which would entitle a Person (without the consent of Aastra) to wind-up or terminate any Aastra Benefit Plan in whole or in part, except where such wind-up or termination would not reasonably be expected to have an Aastra Material Adverse Effect.

(v)	To the knowledge of Aastra, there has been no amendment to, announcement by Aastra or any of its Subsidiaries relating to or change in employee participation, coverage, or benefits provided under, any Aastra Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.

(vi)	Except as disclosed in the Aastra Data Room, there are no material unfunded liabilities in respect of any Aastra Benefit Plan which provides pension benefits, superannuation benefits or retirement savings, including any “registered pension plans” as that term is defined in the Income Tax Act, or any supplemental pension plans (including going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies, where applicable).

(vii)	No liabilities or obligations under any of the Aastra Benefit Plans in respect of any employees on disability would, individually or in the aggregate, reasonably be expected to have an Aastra Material Adverse Effect.

(viii)	None of the Aastra Benefit Plans, or any insurance contract relating thereto, require or permit a retroactive increase in premiums or payments on termination of the Aastra Benefit Plan or any insurance contract relating thereto, except where such increase or payments, individually or in the aggregate, would not have an Aastra Material Adverse Effect.

(ix)	All material data necessary to administer each Aastra Benefit Plan is in the possession of Aastra or its agents.

(x)	Restrictions on Business Activities. Except as disclosed in the Aastra Data Room, there is no agreement, judgment, injunction, order or decree binding upon Aastra or any of its Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Aastra or any of its Subsidiaries or the conduct of business by Aastra or any of its Subsidiaries as currently conducted (including following the transaction contemplated by this Agreement) other than such agreements, judgments, injunctions, orders or decrees which would not, individually or in the aggregate, reasonably be expected to have an Aastra Material Adverse Effect.

(y)

Material Contracts. To the knowledge of Aastra, Aastra and its Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts. To the knowledge of Aastra and except as disclosed in the Aastra Data Room, neither Aastra nor any of its Subsidiaries is in breach or default under any Material Contract to which it is a party or bound, nor does Aastra have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, an Aastra Material Adverse Effect. None of Aastra or any of its Subsidiaries knows of, or has received written notice of, any breach or default under (nor, to the knowledge of Aastra, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Material Contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, an Aastra Material Adverse Effect. To the knowledge of Aastra, all Material Contracts are legal, valid, binding and in full force and effect and are enforceable by Aastra (or a Subsidiary of Aastra, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arms’ length negotiations between the parties thereto. Except as disclosed in the Aastra Data Room, Aastra has not received any written or, to the knowledge of Aastra, other notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with Aastra or any of its Subsidiaries, and, to the knowledge of Aastra, no such action has been threatened, which, in either case, individually or in the aggregate, would reasonably be expected to have an Aastra Material Adverse Effect.

(z)	Corrupt Practices Legislation. To the knowledge of Aastra, neither Aastra, its Subsidiaries or any of their respective officers, directors or employees acting on behalf of Aastra or any of its Subsidiaries has taken, committed to take or been alleged to have taken any action which would cause Aastra or any of its Subsidiaries to be in violation of the United States’ Foreign Corrupt Practices Act (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) and the Bribery Act (United Kingdom) or any applicable Law of similar effect.

(aa)	Confidentiality Agreements. Aastra has not waived the standstill or other provisions of any confidentiality or standstill agreements with persons other than Mitel.

(bb)	Brokers; Expenses. Except for the fees to be paid to TD Securities Inc. pursuant to its engagement letter with Aastra dated October 31, 2013 (the aggregate amount of fees as disclosed in the Aastra Data Room), none of Aastra, any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker, finder, investment banker, financial advisor or other person or incurred any liability for any brokerage fees, commissions, finder’s fees, financial advisory fees or other similar fees in connection with the transactions contemplated by this Agreement.

3.2	Survival of Representations and Warranties

The representations and warranties of Aastra contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF MITEL

4.1	Representations and Warranties

Except as set forth in the Mitel Public Documents, Mitel hereby represents and warrants to Aastra as follows, and acknowledges that Aastra is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Organization and Qualification. Mitel is duly incorporated and validly existing under the CBCA and has the corporate power and authority to own its assets and conduct its business as now owned and conducted. Mitel is duly qualified to carry on business and is in good standing in each jurisdiction in which its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, and has all Authorizations, consents and approvals required to own, lease and operate its assets and properties as they are now being owned, leased and operated and to carry on its business as now conducted, except where the failure to be so qualified will not, individually or in the aggregate, have a Mitel Material Adverse Effect. True and complete copies of the constating documents of Mitel have been provided to Aastra, and Mitel has not taken any action to amend or supersede such documents.

(b)	Authority Relative to this Agreement. Mitel has the requisite corporate power and authority to enter into this Agreement and the agreements and other documents to be entered into by it hereunder and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the agreements and other documents to be entered into by it hereunder and the consummation by Mitel of the transactions contemplated hereunder and thereunder have been duly authorized by the Mitel Board and no other corporate proceedings on the part of Mitel are necessary to authorize this Agreement and the agreements and other documents to be entered into by it hereunder other than Mitel Shareholder Approval. This Agreement has been duly executed and delivered by Mitel and constitutes a valid and binding obligation of Mitel, enforceable by Aastra against Mitel in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Conflict; Required Filings and Consent. The execution and delivery by Mitel of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement will not:

(i)	subject to receipt of Regulatory Approvals, violate, conflict with or result in a breach of:

(A)	any provision of the articles, by-laws or other constating documents of Mitel or any of its Subsidiaries, except as would not, individually or in the aggregate, have or reasonably be expected to have a Mitel Material Adverse Effect;

(B)	any Material Contract or Authorization to which Mitel or any of its Subsidiaries is a party or by which Mitel or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have or reasonably be expected to have a Mitel Material Adverse Effect; or

(C)	any Law to which Mitel or any of its Subsidiaries is subject or by which Mitel or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have or reasonably be expected to have a Mitel Material Adverse Effect;

(ii)	subject to receipt of Regulatory Approvals, give rise to any right of termination, or the acceleration of any indebtedness, under any Material Contract or Authorization to which Mitel or any of its Subsidiaries is a party, except as would not, individually or in the aggregate, have or reasonably be expected to have a Mitel Material Adverse Effect; or

(iii)	give rise to any rights of first refusal or rights of first offer, trigger any change of control provision or any restriction or limitation under any Material Contract or Authorization, or result in the imposition of any Lien upon any of Mitel’s assets or the assets of any of its Subsidiaries, except as would not, individually or in the aggregate, have or reasonably be expected to have a Mitel Material Adverse Effect.

Other than Regulatory Approvals, compliance with any applicable Laws, stock exchange rules and policies, the Interim Order, the Final Order and the filing of the Certificate of Arrangement and Articles of Arrangement, no Authorization of, or filing with, any Governmental Entity is necessary on the part of Mitel or any of its Subsidiaries for the consummation by Mitel of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement, except for such Authorizations and filings as to which the failure to obtain or make would not, individually or in the aggregate, result in a Mitel Material Adverse Effect.

(d)	Subsidiaries. All of Mitel’s Subsidiaries or material interests in any Person have been disclosed in the Mitel Data Room. Each Subsidiary of Mitel is duly organized and is validly existing under the Laws of its jurisdiction of incorporation or organization, has full corporate power and authority to own, lease or operate its assets and property as they are now being owned, leased and operated and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a Mitel Material Adverse Effect. Except as disclosed in the Mitel Data Room, Mitel beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of its material Subsidiaries. All of the outstanding shares owned (directly or indirectly) by Mitel in the capital of each of its material Subsidiaries that is a corporation are validly issued, fully-paid and non-assessable.

(e)	Compliance with Laws. To the knowledge of Mitel:

(i)	the operations of Mitel and its Subsidiaries have been and are now conducted in compliance with all Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of Mitel or of any of its Subsidiaries and none of Mitel or any of its Subsidiaries has received any notice of any alleged violation of any such Laws, other than non-compliance or violations which, individually or in the aggregate, would not have a Mitel Material Adverse Effect; and

(ii)	none of Mitel or any of its Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (a) its articles or by-laws or equivalent organizational documents; or (b) any Material Contract, except for failures which, individually or in the aggregate, would not have a Mitel Material Adverse Effect.

(f)	Authorizations. Mitel and its Subsidiaries have obtained all Authorizations necessary for the ownership, operation and use of the assets of Mitel and its Subsidiaries or otherwise in connection with carrying on the business and operations of Mitel and its Subsidiaries in compliance with all applicable Laws, except where the failure to have any such Authorization, individually or in the aggregate, would not have a Mitel Material Adverse Effect. Such Authorizations are in full force and effect in accordance with their terms, and Mitel and its Subsidiaries have fully complied with and are in compliance with all material Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Mitel Material Adverse Effect. To the knowledge of Mitel, there is no action, investigation or proceeding pending or threatened regarding any of the material Authorizations. To the knowledge of Mitel, none of Mitel or any of its Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Mitel Material Adverse Effect and, to the knowledge of Mitel, all such Authorizations continue to be effective in order for Mitel and its Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. To the knowledge of Mitel, no Person other than Mitel or a Subsidiary thereof owns or has any proprietary, financial or other interest (direct or indirect) in any of the Authorizations, except for interests which, individually or in the aggregate, would not have a Mitel Material Adverse Effect.

(g)	Capitalization and Listing.

(i)	The authorized share capital of Mitel consists of an unlimited number of Mitel Shares and an unlimited number of preferred shares, issuable in series. As of the date of this Agreement there are: (A) 53,900,060 Mitel Shares validly issued and outstanding as fully-paid and non-assessable shares of Mitel; (B) no preferred shares issued or outstanding; (C) 7,162,754 outstanding Mitel Options granted under the Mitel Employee Share Plan providing for the issuance of 515,175 Mitel Shares upon the exercise thereof, (D) outstanding Mitel Warrants providing for the issuance of 2,478,326 Mitel Shares upon the exercise thereof. All Mitel Shares issuable upon the exercise of rights under the Mitel Options and Mitel Warrants in accordance with their terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable. The terms of the Mitel Options and Mitel Warrants (including exercise price) have been provided to Aastra. Except for the Mitel Options and Mitel Warrants referred to in this Section 4.1(g)(i), there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments or obligations of Mitel or any of its Subsidiaries to issue or sell any shares in the capital of Mitel or of any of its Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of Mitel or any of its Subsidiaries, and other than the Mitel Employee Share Plans, there are no equity or security based compensation arrangements maintained by Mitel. In the 30 days prior to the date hereof, there have been no authorizations or new issuances under the Mitel Employee Share Plans, other than as disclosed in the Mitel Data Room. No Person is entitled to any pre-emptive or other similar right granted by Mitel or any of its Subsidiaries.

(ii)	Mitel has provided to Aastra a schedule, as of the date hereof, aggregating all outstanding grants to holders of Mitel Options and the number, exercise price, vesting schedule and expiration dates of each grant to such holders. All Mitel Shares that may be issued pursuant to the exercise of outstanding Mitel Options will, when issued in accordance with the terms of the Mitel Options be duly authorized, validly issued, fully-paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(iii)	As of the date hereof, there are no outstanding contractual obligations of Mitel or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Mitel Shares or any shares of any of its Subsidiaries. No Subsidiary of Mitel owns any Mitel Shares.

(iv)	No order ceasing or suspending trading in securities of Mitel or prohibiting the sale of such securities has been issued and is outstanding against Mitel or its directors or officers.

(v)	All outstanding securities of Mitel have been issued in material compliance with all applicable Laws.

(vi)	There are no bonds, debentures or other evidences of indebtedness of Mitel or its Subsidiaries outstanding having the right to vote (or that are convertible or exercisable for securities having the right to vote) with Mitel Shareholders on any matter.

(h)	Shareholder and Similar Agreements. Except as disclosed in the Mitel Data Room, Mitel is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Mitel or any of its Subsidiaries.

(i)	Reporting Issuer Status and Stock Exchange Compliance. As of the date hereof, Mitel is a reporting issuer not in default (or the equivalent) under the Canadian Securities Laws of each of the provinces and territories of Canada. There is no delisting, suspension of trading in or cease trading order with respect to any securities of Mitel. The Mitel Shares are listed and posted for trading on the TSX and NASDAQ, and are not listed or quoted on any market other than the TSX and NASDAQ, and Mitel is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and NASDAQ.

(j)	U.S. Securities Law Matters.

(i)	Mitel is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act;

(ii)	Mitel is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended; and

(iii)	the Mitel Shares are registered pursuant to Section 12 of the U.S. Exchange Act and Mitel is in compliance with its reporting obligation pursuant to section 13 of the U.S. Exchange Act.

(k)	WTO Investor. Mitel is a “WTO investor” within the meaning of the Investment Canada Act.

(l)	Reports. Mitel has filed true and correct copies of Mitel Public Documents that Mitel is required to file under Canadian Securities Laws. Mitel has filed all other documents required to be filed by it with all applicable Governmental Entities, other than such documents that the failure to file would, individually or in the aggregate, not have a Mitel Material Adverse Effect. Mitel Public Documents at the time filed (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (b) complied in all material respects with the requirements of applicable Canadian Securities Laws. Mitel has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential.

(m)	Financial Statements.

(i)	The audited consolidated financial statements for Mitel as of and for each of the fiscal years ended on April 30, 2013 and 2012 including the notes thereto and the interim consolidated financial statements for Mitel for the period ended July 31, 2013 including the notes thereto have been, and all financial statements of Mitel which are publicly disseminated by Mitel in respect of any subsequent periods prior to the Effective Date have been prepared in accordance with U.S. GAAP applied on a basis consistent with prior periods and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and results of operations of Mitel and its Subsidiaries as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto). There are no outstanding loans made by Mitel or any of its Subsidiaries to any executive officer or director of Mitel.

(ii)	The draft, unaudited financial information contained in the Mitel Data Room with respect to Mitel’s results of operation for the three months ended October 31, 2013 represents, as at the date of this Agreement, Mitel’s best estimate as to Mitel’s results of operations to be reported in Mitel’s publicly filed financial statements for such period.

(iii)	The management of Mitel has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Mitel in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified by such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Mitel in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to Mitel’s management, including its chief executive officers and chief financial officers (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(iv)

Mitel maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Mitel and its Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of Mitel and its Subsidiaries are being made only with authorizations of management and directors of Mitel and its Subsidiaries; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Mitel or its Subsidiaries that could have a material effect on its financial statements. To the knowledge of Mitel, as of the date of this Agreement: (x) there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of Mitel that are reasonably likely to adversely affect the ability of Mitel to record, process, summarize and report financial information; and (y) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Mitel.

(v)	To the knowledge of Mitel, none of Mitel, any of its Subsidiaries or, any director, officer, employee, auditor, accountant or representative of Mitel or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Mitel or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that Mitel or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Mitel Board.

(n)	Undisclosed Liabilities. None of Mitel or any of its Subsidiaries has any material liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for (a) liabilities and obligations that are specifically presented on the unaudited consolidated balance sheet of Mitel as of July 31, 2013 (the “Mitel Balance Sheet”) or disclosed in the notes thereto; (b) those incurred in the ordinary course of business and not required to be set forth in the Mitel Balance Sheet under U.S. GAAP; (c) those incurred in the ordinary course of business since the date of the Mitel Balance Sheet and consistent with past practice; and (d) those incurred in connection with the execution of this Agreement.

(o)	Real Property and Personal Property.

(i)	Mitel and its Subsidiaries do not own any real property.

(ii)	Mitel and its Subsidiaries have good and valid title to, or a valid and enforceable interest (whether a leasehold interest or otherwise) in, all personal or movable property owned or leased, or purported to be owned or leased or otherwise held or used by them, except as would not, individually or in the aggregate, reasonably be expected to have a Mitel Material Adverse Effect.

(iii)	No Person has any right of first refusal, undertaking or commitment or any right or privilege capable of becoming such, to purchase any of the material assets owned by Mitel or its Subsidiaries, or any part thereof or interest therein, except in connection with the Arrangement.

(p)	Intellectual Property.

(i)	All material registrations throughout the world for Mitel Owned Intellectual Property have been disclosed in the Mitel Data Room. Each of the Mitel Owned Intellectual Property which has been registered or applied for has been properly maintained and renewed by Mitel and its Subsidiaries in accordance with all applicable Laws except as would not, individually or in the aggregate, have or reasonably be expected to have a Mitel Material Adverse Effect.

(ii)	Mitel and its Subsidiaries own all right, title and interest in the material Mitel Owned Technology and the material Mitel Information Technology. The material Mitel Owned Intellectual Property and, to the knowledge of Mitel, any material Mitel Licensed Intellectual Property used in the business of Mitel and its Subsidiaries, is subsisting, in full force and effect, and has not been cancelled, expired, or abandoned.

(iii)	The conduct of the business of Mitel and its Subsidiaries, as presently conducted, does not conflict with or result in violation of any Intellectual Property Rights of any other Person except as would not, individually or in the aggregate, have or reasonably be expected to have a Mitel Material Adverse Effect.

(iv)	To the knowledge of Mitel, Mitel is not pursuing any third party in relation to such third party misappropriating, infringing, diluting or violating any Mitel Owned Technology, and no legal action or other adversarial claims have been brought or threatened against any third party by Mitel and its material Subsidiaries in relation to such Mitel Owned Technology which would reasonably be expected to have, individually or in the aggregate, a Mitel Material Adverse Effect.

(v)	Except as disclosed in the Mitel Data Room, to the knowledge of Mitel, none of the Mitel Owned Technology has been substantially developed with the assistance or use of any funding from third parties or third party entities, including, but not limited to, funding from any Governmental Entity.

(q)	Employment Matters.

(i)	All of the Mitel Employee Share Plans are and have been established, registered, qualified and administered in accordance with all applicable Laws in all material respects and in accordance with their terms, the terms of the material documents that support such Mitel Employee Share Plans and the terms of agreements between Mitel and its Subsidiaries and the employees (present and former) who are members of, or beneficiaries under, such Mitel Employee Share Plans.

(ii)	Except as would not reasonably be expected to have, individually or in the aggregate, a Mitel Material Adverse Effect, (A) all current obligations of Mitel regarding the Mitel Employee Share Plans have been satisfied and (B) all contributions, premiums or Taxes required to be made or paid by Mitel by applicable Laws or under the terms of each Mitel Employee Share Plan have been made in a timely fashion in accordance with applicable Laws and the terms of such Mitel Employee Share Plan.

(iii)	Except as disclosed in the Mitel Data Room, there are no (A) retention or change of control agreements or any other agreements providing for retention, severance, change of control or termination payments to any director or executive officer or employee of Mitel and its Subsidiaries, or (B) plans, programs, bonus pools or other arrangement that would entitle any Mitel employee to a payment in circumstances involving a change of control of Mitel.

(iv)	Except as provided in this Agreement, the execution, delivery and performance of this Agreement and the consummation of the Arrangement will not (A) result in any material payment (including bonus, golden parachute, retirement, severance, unemployment compensation, or other benefit) becoming due or payable to any of the Mitel employees or result in an employee having an entitlement to such payments upon resignation, (B) materially increase the compensation or benefits otherwise payable to any Mitel employee or (C) result in the acceleration of the time of payment or vesting of any material benefits or entitlements otherwise available pursuant to any Mitel Employee Share Plan (except for outstanding Mitel Options).

(v)	None of Mitel or any of its Subsidiaries has entered into any written agreement providing for severance or termination payments to any director, officer or employee in connection with the termination of their position or their employment as a direct result of the transaction contemplated by this Agreement, or which is not terminable on the giving of reasonable notice under applicable Law.

(vi)

None of Mitel or any of its material Subsidiaries (A) is a party to any collective bargaining agreement, or (B) is subject to any application for certification or, to the knowledge of Mitel, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement. To the knowledge of Mitel, no fact or event exists that is likely to give rise to a change in the representation in this Subsection 4.1(q) on or before the Effective Date.

(vii)	None of Mitel or any of its Subsidiaries is subject to any claim or complaint or proceeding for wrongful dismissal, constructive dismissal or any other tort claim or under any applicable Law, actual or, to the knowledge of Mitel, threatened, or any litigation actual, or to the knowledge of Mitel, threatened, relating to employment or termination of employment of employees or independent contractors, except for such claims or litigation which individually or in the aggregate would not be reasonably expected to have a Mitel Material Adverse Effect.

(viii)	Mitel and its Subsidiaries are in material compliance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, accessibility, workers’ compensation, human rights, labour relations and privacy and there are no current, pending, or to the knowledge of Mitel, threatened proceedings before any board or tribunal with respect to any of the areas listed herein, except where the failure to so operate would not have a Mitel Material Adverse Effect.

(ix)	Aastra has been provided with true and complete copies of all material Mitel Employee Share Plans and, except as disclosed in the Mitel Data Room, there are no Contracts, commitments, agreements, arrangements or understandings between (A) Mitel or any of its Subsidiaries on the one hand and (B) any participant in a Mitel Employee Share Plan which would result in a Mitel Option vesting solely as a result of the transaction contemplated by this Agreement.

(r)	Absence of Certain Changes or Events. Since April 30, 2013 and except as otherwise permitted by Section 5.2:

(i)	Mitel and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice except as would not, individually or in the aggregate, have or reasonably be expected to have a Mitel Material Adverse Effect and since July 31, 2013 in the ordinary course of business consistent with past practice;

(ii)	except as disclosed in the Mitel Data Room, there has not been any acquisition or disposition by Mitel or any of its Subsidiaries of any material property or assets;

(iii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had, or is reasonably likely to have, a Mitel Material Adverse Effect has been incurred;

(iv)	there has not been any event, circumstance or occurrence which has had, or is reasonably likely to give rise to, a Mitel Material Adverse Effect;

(v)	there has not been any material change in the accounting practices used by Mitel and its Subsidiaries;

(vi)	except for ordinary course adjustments, there has not been any material increase in the salary, bonus, or other remuneration payable by Mitel or any of its Subsidiaries to any of their respective directors, officers, employees or consultants, and there has not been any amendment or modification to the vesting or exercisability schedule or criteria, including any acceleration, right to accelerate or acceleration event or other entitlement under any stock option, restricted stock, deferred compensation or other compensation award or any grant to such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement made to, for or with any of such directors, officers, employees or consultants;

(vii)	there has not been any redemption, repurchase or other acquisition of Mitel Shares by Mitel, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Mitel Shares;

(viii)	there has not been a material change in the level of accounts receivable or payable, inventories or employees, other than those changes in the ordinary course of business;

(ix)	except as disclosed in the Mitel Data Room, there has not been any entering into, or any material amendment of, any Material Contract of Mitel other than in the ordinary course of business; and

(x)	there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in Mitel’s audited financial statements, other than the settlement of claims or liabilities incurred in the ordinary course of business.

(s)	Litigation. To the knowledge of Mitel, there are no investigations by Governmental Entities, actions, suits or proceedings threatened, affecting or that would reasonably be expected to affect Mitel or any of its Subsidiaries or affecting or that would reasonably be expected to affect any of their property or assets at Law or equity before or by any court or Governmental Entity which action, suit, proceeding or investigation involves a possibility of any judgment against or liability of Mitel or any of its Subsidiaries which, if successful, would have a Mitel Material Adverse Effect or would significantly impede the ability of Mitel to consummate the Arrangement.

(t)	Taxes.

To the knowledge of Mitel:

(i)	each of Mitel and its Subsidiaries has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all Tax Returns required to be filed by it with the appropriate Governmental Entity, such Tax Returns were complete and correct in all material respects and Mitel and each of its Subsidiaries has paid all Taxes, including instalments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity and Mitel has provided adequate accruals in accordance with U.S. GAAP in the most recently published financial statements of Mitel for any Taxes of Mitel and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns, except in each case where the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Mitel Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Mitel Material Adverse Effect since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business;

(ii)	each of Mitel and its Subsidiaries has duly and timely withheld all Taxes required by Law to be withheld by it (including Taxes required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it, except where the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Mitel Material Adverse Effect;

(iii)	each of Mitel and its Subsidiaries has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial sales taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it, except where the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Mitel Material Adverse Effect;

(iv)	none of Mitel nor any of its Subsidiaries has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes with a Governmental Entity that has effect for any period ending after the Effective Date which, individually or in the aggregate, would have a Mitel Material Adverse Effect;

(v)	there are no material proceedings, investigations, audits or claims now pending against Mitel or any of its Subsidiaries in respect of any Taxes and, other than as disclosed in the Mitel Data Room, there are no material matters under discussion, audit or appeal with any Governmental Entity relating to Taxes;

(vi)	to the extent that Mitel or any of its Subsidiaries has acquired property from a non-arm’s length Person within the meaning of the Tax Act: (A) for consideration the value of which is less than the fair market value of the property at the time of acquisition; or (B) as a contribution of capital for which no shares were issued by the acquirer of the property, such acquisition has not resulted and cannot reasonably be expected to result in a Mitel Material Adverse Effect;

(vii)	for the purposes of the Tax Act and any other relevant Tax purposes:

(A)	Mitel is resident in Canada and is not resident in any other country; and

(B)	each of its Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country, except for branch operations as disclosed in the Mitel Data Room;

(viii)	there are no Liens for Taxes upon any properties or assets of Mitel or any of its Subsidiaries (other than Liens (A) relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in Mitel’s audited financial statements; and (B) which would not, individually or in the aggregate, have a Mitel Material Adverse Effect).

(u)	Books and Records. The corporate records and minute books of Mitel and its Subsidiaries for the last three financial years have been maintained in all material respects in accordance with all applicable Laws, and the minute books of Mitel and its Subsidiaries are complete and accurate in all material respects. The corporate minute books for Mitel and its Subsidiaries contain minutes of all meetings and resolutions of the directors and securityholders held. The financial books and records and accounts of Mitel and its Subsidiaries for the last three financial years in all material respects have been maintained in accordance with good business practices and in accordance with U.S. GAAP and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years.

(v)	Insurance. Policies of insurance are in force naming Mitel as an insured that adequately cover all risks as are customarily covered by businesses in the industry in which Mitel operates. All such policies shall remain in force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and shall not be cancelled or otherwise terminated as a result of the transactions contemplated herein other than such cancellations as would not individually or in the aggregate have a Mitel Material Adverse Effect.

(w)	Non-Arm’s Length Transactions. Except for employment or employment compensation agreements entered into in the ordinary course of business and except for other agreements and transactions disclosed in the Mitel Data Room or publicly disclosed, there are no current Contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Mitel or any of its Subsidiaries) between Mitel or any of its Subsidiaries on the one hand, and any (a) officer or director of Mitel or, to the knowledge of Mitel, any of its Subsidiaries, or (b) any holder of record or, to the knowledge of Mitel, beneficial owner of five percent or more of the voting securities of Mitel, on the other hand.

(x)	Benefit Plans.

(i)	Other than as disclosed in the Mitel Data Room or the Mitel Public Documents, there are no material pension or retirement income plans of Mitel.

(ii)	The costs of funding the Mitel Benefit Plans are, in all material respects, described in the Mitel Data Room or the Mitel Public Documents.

(iii)	Each Mitel Benefit Plan has been established, registered, amended, funded, administered, and invested in all material respects in accordance with its terms and applicable Laws and any contributions required to be made under each material Mitel Benefit Plan, as of the date hereof, have been timely made in accordance with the terms of each material Mitel Benefit Plan and applicable Laws, and all obligations in respect of each Mitel Benefit Plan have been properly accrued and reflected in the audited consolidated financial statements for Mitel in accordance with U.S. GAAP as of and for the fiscal year ended on April 30, 2013, including the notes thereto and the report by Mitel’s auditors thereon. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Mitel Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all Laws in all material respects. To the knowledge of Mitel, there are no investigations by a Governmental Entity or material claims (other than routine claims for payment of benefits) pending or threatened involving any Mitel Benefit Plan or its assets, and no facts exist which could reasonably be expected to give rise to any such investigation order or material claim (other than routine claims for payment of benefits).

(iv)	No event has occurred respecting any Mitel Benefit Plan which would entitle a Person (without the consent of Mitel) to wind-up or terminate any Mitel Benefit Plan in whole or in part, except where such wind-up or termination would not reasonably be expected to have a Mitel Material Adverse Effect.

(v)	To the knowledge of Mitel, there has been no amendment to, announcement by Mitel or any of its Subsidiaries relating to or change in employee participation, coverage, or benefits provided under, any Mitel Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.

(vi)	Except as disclosed in the Mitel Data Room, there are no material unfunded liabilities in respect of any Mitel Benefit Plan which provides pension benefits, superannuation benefits or retirement savings, including any “registered pension plans” as that term is defined in the Income Tax Act, or any supplemental pension plans (including going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies, where applicable).

(vii)	No liabilities or obligations under any of the Mitel Benefit Plans in respect of any employees on disability would, individually or in the aggregate, reasonably be expected to have a Mitel Material Adverse Effect.

(viii)	None of the Mitel Benefit Plans, or any insurance contract relating thereto, require or permit a retroactive increase in premiums or payments on termination of the Mitel Benefit Plan or any insurance contract relating thereto, except where such increase or payments, individually or in the aggregate, would not have a Mitel Material Adverse Effect.

(ix)	All material data necessary to administer each Mitel Benefit Plan is in the possession of Mitel or its agents.

(y)	Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Mitel or any of its Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Mitel or any of its Subsidiaries or the conduct of business by Mitel or any of its Subsidiaries as currently conducted (including following the transaction contemplated by this Agreement) other than such agreements, judgments, injunctions, orders or decrees which would not, individually or in the aggregate, reasonably be expected to have a Mitel Material Adverse Effect.

(z)

Material Contracts. To the knowledge of Mitel, Mitel and its Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts. To the knowledge of Mitel, neither Mitel nor any of its Subsidiaries is in breach or default under any Material Contract to which it is a party or bound, nor does Mitel have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Mitel Material Adverse Effect. None of Mitel or any of its Subsidiaries knows of, or has received written notice of, any breach or default under (nor, to the knowledge of Mitel, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Material Contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Mitel Material Adverse Effect. To the knowledge of Mitel, all Material Contracts are legal, valid, binding and in full force and effect and are enforceable by Mitel (or a Subsidiary of Mitel, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arms’ length negotiations between the parties thereto. Mitel has not received any written or, to the knowledge of Mitel, other notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with Mitel or any of its Subsidiaries, and, to the knowledge of Mitel, no such action has been threatened, which, in either case, individually or in the aggregate, would reasonably be expected to have a Mitel Material Adverse Effect.

(aa)	Corrupt Practices Legislation. To the knowledge of Mitel, neither Mitel, its Subsidiaries or any of their respective officers, directors or employees acting on behalf of Mitel or any of its Subsidiaries has taken, committed to take or been alleged to have taken any action which would cause Mitel or any of its Subsidiaries to be in violation of the United States’ Foreign Corrupt Practices Act (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) and the Bribery Act (United Kingdom) or any applicable Law of similar effect.

(bb)	Brokers; Expenses. Except for the fees to be paid to Jefferies LLC pursuant to its engagement letter with Mitel dated September 12, 2013 (the aggregate amount of fees as disclosed in the Mitel Data Room), none of Mitel, any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker, finder, investment banker, financial advisor or other person or incurred any liability for any brokerage fees, commissions, finder’s fees, financial advisory fees or other similar fees in connection with the transactions contemplated by this Agreement.

(cc)

Mitel Financing. The Mitel Commitment Letter is in full force and effect and constitutes a legal, valid and binding obligation of Mitel and, to the knowledge of Mitel, the other parties thereto (subject in each case to the effect of bankruptcy, insolvency, receivership or similar laws relating to or affecting creditors’ rights generally and to general equity principles and subject to the inclusion of an exclusive jurisdiction of New York courts clause contained therein). No event has occurred which would constitute a breach or default (or with notice or lapse of time or both would constitute a default) by Mitel under the Mitel Commitment Letter, or, to the knowledge of Mitel, the other parties thereto. Assuming the satisfaction of the conditions to the Arrangement as set out in this Agreement, upon receipt of the proceeds contemplated by the Mitel Commitment Letter, Mitel will have access to sufficient cash funds (including available cash held by Aastra and its Subsidiaries) and borrowing capacity to pay all amounts to be paid by it pursuant to this Agreement and to perform its obligations hereunder. A true, complete and correct copy of the Mitel Commitment Letter (other than the fee letter component thereof) has been provided to Aastra.

4.2	Survival of Representations and Warranties

The representations and warranties of Mitel contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5

COVENANTS

5.1	Covenants of Aastra Regarding the Conduct of Business

Aastra covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, unless Mitel shall otherwise agree in writing (such agreement not be unreasonably withheld or delayed) or as otherwise expressly contemplated or permitted by this Agreement or Applicable Law:

(a)	Aastra shall, and shall cause each of its Subsidiaries to, conduct its and their respective businesses only in, not take any action except in, and maintain their respective facilities in, the ordinary course of business consistent with past practice and to use commercially reasonable efforts to preserve intact its and their present business organization and goodwill, to preserve intact Aastra and its assets, to keep available the services of its officers and employees as a group and to maintain relationships consistent with past practice with customers, employees, Governmental Entities and others having business relationships with them;

(b)	without limiting the generality of Section 5.1(a), Aastra shall not, and shall cause each of its Subsidiaries not to, directly or indirectly:

(i)	amend or propose to amend its articles, by-laws or other constating documents;

(ii)	declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Aastra Shares, except for (A) the previously announced quarterly dividend payable on November 14, 2013; or (B) such other dividends payable in Aastra Shares where the Consideration is appropriately adjusted to reflect the increased number of Aastra Shares resulting from such dividend, which adjustment shall occur automatically in the event of any such dividend and the Parties agree to amend the Plan of Arrangement to reflect such adjustment;

(iii)	issue, sell, grant, award, pledge, dispose of, encumber or agree to issue, sell, grant, award, pledge, dispose of or encumber any Aastra Shares, any Aastra Options, stock appreciation rights, or any warrants, calls, conversion privileges or rights of any kind to acquire any Aastra Shares or other securities or any shares of its Subsidiaries (including, for greater certainty, Aastra Options), other than (A) pursuant to the exercise of existing Aastra Options in accordance with their terms and (B) in the ordinary course of business consistent with past practice;

(iv)	split, combine or reclassify any outstanding Aastra Shares or the securities of any of its Subsidiaries;

(v)	redeem, purchase or offer to purchase Aastra Shares or other securities of Aastra or any securities of its Subsidiaries;

(vi)	amend the terms of any securities of Aastra or any of its Subsidiaries;

(vii)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Aastra or any of its Subsidiaries;

(viii)	reorganize, amalgamate or merge Aastra or its Subsidiaries with any other Person;

(ix)	except in the ordinary course of business consistent with past practice, sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer or agree to sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer any assets of Aastra or any of its Subsidiaries or any interest in any assets of Aastra and its Subsidiaries having a value greater than $1,000,000 in the aggregate;

(x)	acquire or agree to acquire any Person, or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries and other than in relation to capital expenditures as referred to in paragraph (xi) below), property transfer or purchase of any property or assets of any other Person that has a value greater than $1,000,000 in the aggregate except as disclosed in the Aastra Data Room;

(xi)	incur any capital expenditures or enter into any agreement obligating Aastra or its Subsidiaries to provide for future capital expenditures involving payments in aggregate in excess of $7,000,000;

(xii)	except for expenses incurred in relation to the transactions contemplated by this Agreement, incur business expenses other than in the ordinary course of business consistent with past practice;

(xiii)	make any changes in financial accounting methods, principles, policies or practices, except as required, in each case, by IFRS or by applicable Law;

(xiv)	reduce the stated capital of the shares of Aastra or any of its Subsidiaries;

(xv)	enter into any agreements or other transactions with any officer or director of Aastra or its Subsidiaries except as disclosed in the Aastra Data Room;

(xvi)	except in the ordinary course of business consistent with past practice, incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, or guarantee, endorse or otherwise become responsible for, the obligations of any other Person or make any loans or advances;

(xvii)	except in the ordinary course of business consistent with past practice, pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, liabilities or obligations other than:

(A)	the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in Aastra’s financial statements (or in those of any of its Subsidiaries) or incurred in the ordinary course of business; or

(B)	where the relevant claim, liability or obligation is less than $2,000,000, or payment of any fees related to the Arrangement;

(xviii)	other than in the ordinary course of business consistent with past practice (A) enter into any agreement that, if entered into prior to the date hereof, would have been a Material Contract or that is otherwise material to Aastra and its Subsidiaries, considered as a whole; or (B) modify, amend in any material respect, transfer or terminate any Material Contract or Contract that is otherwise material to Aastra and its Subsidiaries considered as a whole, or waive, release, or assign any material rights or claims thereto or thereunder;

(xix)	enter into or terminate any hedges, derivatives, swaps or other financial instruments or like transaction, other than in the ordinary course of business consistent with past practice;

(xx)	materially change the business of Aastra or its Subsidiaries;

(xxi)

(A) increase any severance, change of control or termination pay to (or amend any existing arrangement relating to the foregoing with) any director, officer or employee of Aastra or any of its Subsidiaries; (B) increase benefits payable under any existing severance or termination pay policies or employment agreements; (C) accelerate vesting or amend or waive any performance or vesting criteria under the Aastra Employee Share Plans or Aastra Benefit Plans or any grants made thereunder; (D) increase the coverage, contributions, funding requirements or benefits available under any Aastra Benefit Plan or create any new plan which would be considered to be an Aastra Benefit Plan once created or (E)

except in the ordinary course of business consistent with past practice, increase compensation, bonus levels or other benefits payable to any employee of Aastra or any of its Subsidiaries, but not including, for the avoidance of doubt, any director or executive officer of Aastra or any of its Subsidiaries;

(xxii)	adopt or amend or make any contribution (other than contributions consistent with past practice for existing plans) to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, retention, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of employees, except as is necessary to comply with applicable Law or non-discretionary requirements of pre-existing plans;

(xxiii)	take any action or fail to take any action which action or failure to act would reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension of, or the revocation or limitation of rights under, any material Authorizations necessary to conduct its businesses as now conducted; or

(xxiv)	take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Aastra or Mitel to consummate the Arrangement or the transactions contemplated by this Agreement;

(c)	Aastra shall use all commercially reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(d)	Aastra and each of its Subsidiaries shall:

(i)	duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects;

(ii)	timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable;

(iii)	not amend any Tax Return or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its income tax return for the taxation year ended December 31, 2012, except as may be required by applicable Laws;

(iv)	not make or revoke any material election relating to Taxes, other than any election that has yet to be made in respect of any event or circumstance occurring prior to the date of the Agreement;

(v)	not enter into any Tax sharing, Tax allocation or Tax indemnification agreement; and

(vi)	not make a request for a Tax ruling to any Governmental Entity.

(e)	Aastra shall use commercially reasonable efforts to maintain and preserve all of its rights under each of its and its Subsidiaries Authorizations and shall not solicit or encourage any Governmental Entity to make additions to the obligations under any existing or future Authorization (except to the extent necessary for Aastra to continue operating its business in accordance with applicable Laws in which case Aastra shall consult with Mitel prior to soliciting or encouraging such additions and shall, acting reasonably, take into account Mitel’s reasonable comments);

(f)	Aastra shall not authorize, propose, enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other subsections of this Section 5.1.

5.2	Covenants of Mitel Regarding the Conduct of Business

Mitel covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, unless Aastra shall otherwise agree in writing (such agreement not to be unreasonably withheld or delayed) or as otherwise expressly contemplated or permitted by this Agreement or Applicable Law:

(a)	Mitel shall, and shall cause each of its Subsidiaries to, conduct its and their respective businesses only in, not take any action except in, and maintain their respective facilities in, the ordinary course of business consistent with past practice and to use commercially reasonable efforts to preserve intact its and their present business organization and goodwill, to preserve intact Mitel and its assets, to keep available the services of its officers and employees as a group and to maintain relationships consistent with past practice with customers, employees, Governmental Entities and others having business relationships with them;

(b)	without limiting the generality of Section 5.2(a), Mitel shall not, directly or indirectly:

(i)	amend or propose to amend its articles, by-laws or other constating documents;

(ii)	declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Mitel Shares, except for such dividends payable in Mitel Shares where the Consideration is appropriately adjusted to reflect the increased number of Mitel Shares resulting from such dividend, which adjustment shall occur automatically in the event of any such dividend and the Parties agree to amend the Plan of Arrangement to reflect such adjustment;

(iii)	issue, sell, grant, award, pledge, dispose of, encumber or agree to issue, sell, grant, award, pledge, dispose of or encumber any Mitel Shares, any Mitel Options (except for the granting of Mitel Options to new employees or directors in the ordinary course of business consistent with past practice or as disclosed in the Mitel Data Room), Mitel Warrants, stock appreciation rights, or any warrants, calls, conversion privileges or rights of any kind to acquire any Mitel Shares or other securities or any shares of its Subsidiaries (including, for greater certainty, Mitel Options and Mitel Warrants), other than pursuant to the exercise of existing Mitel Options and Warrants in accordance with their terms;

(iv)	split, combine or reclassify any outstanding Mitel Shares;

(v)	redeem, purchase or offer to purchase Mitel Shares or other securities of Mitel;

(vi)	amend the terms of any securities of Mitel or any of its Subsidiaries;

(vii)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Mitel;

(viii)	reorganize, amalgamate or merge Mitel or its Subsidiaries with any other Person, except as disclosed in the Mitel Data Room;

(ix)	except in the ordinary course of business consistent with past practice or as disclosed in the Mitel Data Room, sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer or agree to sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer any assets of Mitel or any of its Subsidiaries or any interest in any assets of Mitel and its Subsidiaries having a value greater than $1,000,000 in the aggregate;

(x)	acquire or agree to acquire any Person, or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries and other than in relation to capital expenditures as referred to in paragraph (xi) below), property transfer or purchase of any property or assets of any other Person that has a value greater than $1,000,000 in the aggregate except as disclosed in the Mitel Data Room;

(xi)	except as disclosed in the Mitel Data Room, incur any capital expenditures or enter into any agreement obligating Mitel or its Subsidiaries to provide for future capital expenditures involving payments in aggregate in excess of $7,000,000;

(xii)	except for expenses incurred in relation to the transactions contemplated by this Agreement, incur business expenses other than in the ordinary course of business consistent with past practice;

(xiii)	make any changes in financial accounting methods, principles, policies or practices, except as required, in each case, by U.S. GAAP or by applicable Law;

(xiv)	reduce the stated capital of the shares of Mitel;

(xv)	enter into any agreements or other transactions with any officer or director of Mitel or its Subsidiaries except as disclosed in the Mitel Data Room;

(xvi)	except in the ordinary course of business consistent with past practice and except for actions taken in connection with the Mitel Financing, incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, or guarantee, endorse or otherwise become responsible for, the obligations of any other Person or make any loans or advances, except in the ordinary course of business consistent with past practice, for refinancing existing debt on commercially reasonable terms given market conditions at the applicable time, to fund the cash component of the Consideration or in relation to internal transactions solely involving Mitel and its wholly-owned Subsidiaries or solely among such Subsidiaries;

(xvii)	except in the ordinary course of business consistent with past practice, pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, liabilities or obligations other than:

(A)	the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in Mitel’s financial statements (or in those of any of its Subsidiaries) or incurred in the ordinary course of business; or

(B)	where the relevant claim, liability or obligation is less than $2,000,000, or payment of any fees related to the Arrangement;

(xviii)	other than in the ordinary course of business consistent with past practice (A) enter into any agreement that, if entered into prior to the date hereof, would have been a Material Contract or that is otherwise material to Mitel and its Subsidiaries, considered as a whole; or (B) modify, amend in any material respect, transfer or terminate any Material Contract or Contract that is otherwise material to Mitel and its Subsidiaries, considered as a whole, or waive, release, or assign any material rights or claims thereto or thereunder;

(xix)	enter into or terminate any hedges, derivatives, swaps or other financial instruments or like transactions, other than in the ordinary course of business consistent with past practice;

(xx)	materially change the business of Mitel or its Subsidiaries;

(xxi)	(A) increase any severance, change of control or termination pay to (or amend any existing arrangement relating to the foregoing with) any director, officer or employee of Mitel or any of its Subsidiaries; (B) increase benefits payable under any existing severance or termination pay policies or employment agreements; (C) accelerate vesting or amend or waive any performance or vesting criteria under the Mitel Employee Share Plans or Mitel Benefit Plans or any grants made thereunder; (D) increase the coverage, contributions, funding requirements or benefits available under any Mitel Benefit Plan or create any new plan which would be considered to be a Mitel Benefit Plan once created or (E) except in the ordinary course of business consistent with past practice, increase compensation, bonus levels or other benefits payable to any employee of Mitel or any of its Subsidiaries, but not including, for the avoidance of doubt, any director or executive officer of Mitel or any of its Subsidiaries;

(xxii)	adopt or amend or make any contribution (other than contributions consistent with past practice for existing plans) to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, retention, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of employees, except as is necessary to comply with applicable Law or non-discretionary requirements of pre-existing plans;

(xxiii)	take any action or fail to take any action which action or failure to act would reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension of, or the revocation or limitation of rights under, any material Authorizations necessary to conduct its businesses as now conducted; or

(xxiv)	take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Aastra or Mitel to consummate the Arrangement or the transactions contemplated by this Agreement.

(c)	Mitel shall use all commercially reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(d)	Mitel and each of its Subsidiaries shall:

(i)	duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects;

(ii)	timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable;

(iii)	not amend any Tax Return or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its income tax return for the taxation year ended April 30, 2013, except as may be required by applicable Laws;

(iv)	not make or revoke any material election relating to Taxes, other than any election that has yet to be made in respect of any event or circumstance occurring prior to the date of the Agreement;

(v)	not enter into any Tax sharing, Tax allocation or Tax indemnification agreement; and

(vi)	not make a request for a Tax ruling to any Governmental Entity.

(e)	Mitel shall use commercially reasonable efforts to maintain and preserve all of its rights under each of its and its Subsidiaries Authorizations and shall not solicit or encourage any Governmental Entity to make additions to the obligations under any existing or future Authorization (except to the extent necessary for Mitel to continue operating its business in accordance with applicable Laws in which case Mitel shall consult with Aastra prior to soliciting or encouraging such additions and shall, acting reasonably, take into account Aastra’s reasonable comments);

(f)	Mitel shall not authorize, propose, enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other subsections of this Section 5.2.

5.3	Mutual Covenants of the Parties Relating to the Arrangement

Each of the Parties covenants and agrees that, subject to the terms and conditions of this Agreement, during that period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)

it shall use its reasonable commercial efforts to, and shall cause its Subsidiaries to use all reasonable commercial efforts to, satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its reasonable commercial efforts to promptly (i) obtain all necessary waivers, consents and approvals required to be obtained by it from parties to material loan agreements, leases and other contracts; (ii) obtain all necessary and material exemptions, consents, approvals and authorizations as are required to be obtained by it under all applicable Laws; (iii) effect all necessary and material registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement; (iv) fulfill all conditions and satisfy all provisions of this Agreement and the Arrangement, including delivery of the certificates of their respective officers contemplated by Sections 6.2(a), 6.2(b), 6.3(a) and 6.3(b); and (v) co-operate with the other Party in connection with the performance by it and its Subsidiaries of their obligations hereunder;

(b)	it shall not take any action, refrain from taking any action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the consummation of the Arrangement or the transactions contemplated herein;

(c)	except for non-substantive communications with securityholders, and subject to its obligations under Section 2.13, it shall furnish promptly to the other Party or its counsel, a copy of each notice, report, schedule or other document delivered, filed or received by it in connection with: (i) the Arrangement; (ii) any filings under applicable Laws in connection with the transactions contemplated herein; and (iii) any dealings with Governmental Entities in connection with the transactions contemplated herein;

(d)	it will conduct itself so as to keep the other Party fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business; provided that such disclosure is not otherwise prohibited by reason of a confidentiality obligation owed to a third party or otherwise prevented by applicable Law or is competitively sensitive information;

(e)	it shall promptly notify the other Party in writing of any material change (actual, anticipated, contemplated or, to the knowledge of such Party, threatened) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated), or of any change in any representation or warranty provided by such Party in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect or of the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior the Effective Time, and it shall in good faith discuss with the other Party any change in circumstances (actual, anticipated, contemplated, or to the knowledge of such Party, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to the other Party pursuant to this provision.

(f)	it shall not settle or compromise any claim brought by any present, former or purported holder of its securities in connection with the transactions contemplated herein or the Arrangement prior to the Effective Date without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed;

(g)	it shall use its commercially reasonable efforts to conduct its affairs so that all of its representations and warranties contained herein shall be true and correct on and as of the Effective Date as if made thereon;

(h)	it shall and shall cause its Subsidiaries to use commercially reasonable efforts to perform all obligations required to be performed by it or any of its Subsidiaries under this Agreement, co-operate with the other Party in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective as soon as reasonably practicable the transactions contemplated by this Agreement, including the execution and delivery of such documents as the other Party may reasonably require; and

(i)	use commercially reasonable efforts to (A) defend all lawsuits or other legal, regulatory or other proceedings against itself or any of its Subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated hereby and (B) have lifted or rescinded any injunction or restraining order or other order relating to itself or any of its Subsidiaries which may materially adversely affect the ability of the Parties to consummate the Arrangement.

5.4	Supplemental Listing Application

As soon as reasonably practicable, Mitel shall apply to list the Consideration Shares and Option Shares issuable pursuant to the Arrangement on the TSX and NASDAQ and shall use its commercially reasonable efforts to obtain approval, subject to customary conditions, for the listing of such Consideration Shares and Option Shares on the TSX and NASDAQ.

5.5	Pre-Arrangement Reorganization

Aastra agrees that, upon request by Mitel, Aastra shall, and shall cause each of its Subsidiaries to (a) effect such reorganizations of Aastra’s or its Subsidiaries’ business, operations and assets or such other transactions as Mitel may reasonably request, acting reasonably (each a “Pre-Arrangement Reorganization”); and (b) co-operate with Mitel and its advisors in order to determine the nature of the Pre-Arrangement Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided that (i) such requested cooperation does not unreasonably interfere with the ongoing operations of Aastra and its Subsidiaries; (ii) the Pre-Arrangement Reorganizations are not, in the opinion of Aastra acting reasonably, prejudicial to the Aastra Shareholders, holders of Aastra Options, Aastra DSUs or Aastra SARs, Aastra or any of its Subsidiaries; (iii) such Pre-Arrangement Reorganizations will not impede, unduly delay or prevent the receipt of any governmental and third party approvals and consents or the satisfaction of any other conditions set forth in Article 6; (iv) such Pre-Arrangement Reorganizations will not impede, delay or prevent the consummation of the Arrangement; (v) such Pre-Arrangement Reorganization will not require Aastra to obtain the approval of Aastra Shareholders; (vi) such Pre-Arrangement Reorganizations will not be considered in determining whether a representation, warranty or covenant of Aastra (or its Subsidiaries) under this Agreement has been breached; and (vii) Mitel will pay all of the cooperation and implementation costs and all direct or indirect costs and liabilities, fees, damages, penalties and Taxes that may be incurred as a consequence of the implementation of any Pre-Arrangement Reorganization or to unwind any such reorganization if the Arrangement is not completed. Mitel shall provide written notice to Aastra of any proposed Pre-Arrangement Reorganization at least 20 days prior to the Effective Date (or such longer period as may be necessary to take account of any regulatory approvals required in connection with such Pre-Arrangement Reorganization). Upon receipt of such notice, Mitel and Aastra shall work co-operatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Arrangement Reorganization, and any such Pre-Arrangement Reorganization shall occur as close to the Effective Time as is practical and after Mitel shall have waived, or have confirmed, that all conditions in Sections 6.1 and 6.2 have been satisfied (excluding conditions that are to be and can be satisfied by actions taken at the Effective Time and the condition in Section 6.2(e)). If the Arrangement is not completed for any reason, Mitel shall indemnify Aastra for all losses and reasonable costs and expenses, including reasonable legal fees and disbursements, incurred directly or indirectly (including by any of its Subsidiaries) by it in connection with or resulting from any proposed Pre-Arrangement Reorganization and in connection with or resulting from reversing or unwinding any Pre-Arrangement Reorganizations. The obligation of Mitel to reimburse, pay and indemnify Aastra for fees and expenses and be responsible for costs and other amounts as set out in this Section 5.5 will be in addition to any other payment Mitel may be obliged to make hereunder and will survive termination of this Agreement.

5.6	Board of Directors of Mitel

Mitel shall take all necessary actions to ensure that upon the completion of the Arrangement, the board of directors of Mitel immediately after the Effective Time shall consist of nine directors including three directors of Aastra to be nominated and identified by Aastra and agreed upon by the Parties, acting reasonably.

5.7	Financing

Mitel shall, and shall cause its Subsidiaries to, use reasonable best efforts to take all actions, and do, or cause to be done, all things necessary to arrange the Mitel Financing on the terms and conditions described in the Mitel Commitment Letter, including using reasonable best efforts to (i) maintain in effect the Mitel Commitment Letter or equivalent financing arrangements; (ii) satisfy on a timely basis all conditions applicable to Mitel obtaining the Mitel Financing set forth in the Mitel Commitment Letter that are within its control; (iii) entering into definitive agreements with respect thereto on the terms and conditions contemplated by the Mitel Commitment Letter or on other terms acceptable to Mitel, in its sole discretion, that would not adversely impact the ability or likelihood of Mitel to consummate the transactions contemplated hereby; (iv) enforce the obligations of any of the other parties under such Mitel Commitment Letter; (v) advise Aastra of any cancellation of any portion of the commitments under the Mitel Commitment Letter and its plan for replacing the financing under such cancelled portion; and (vi) subject to the satisfaction or waiver of the conditions set forth herein, consummate the Mitel Financing prior to the filing by Aastra of the Articles of Arrangement with the Director.

5.8	Financing Assistance

(a)	Aastra shall, and shall cause its Subsidiaries to, provide such co-operation (including with respect to timeliness) to Mitel as Mitel may reasonably request, in connection with the arrangements by Mitel to obtain new or amend any existing credit facilities, subject to the terms hereof (provided that: (A) such request is made on reasonable notice; (B) such cooperation does not unreasonably interfere with the ongoing operations of Aastra and its Subsidiaries or unreasonably interfere with or hinder or delay the performance by Aastra or its Subsidiaries of their obligations hereunder; (C) Aastra shall not be required to provide, or cause any of its Subsidiaries to provide, cooperation that involves any binding commitment by Aastra or its Subsidiaries, which commitment is not conditional on the completion of the Arrangement and does not terminate without liability to Aastra or its Subsidiaries upon the termination of this Agreement; and (D) any actions taken hereunder are in compliance with Section 5.1, including, but not limited to:

(i)	participating in meetings, presentations, drafting sessions, due diligence sessions and sessions with prospective lenders, investors and ratings agencies;

(ii)	furnishing Mitel and its proposed lenders with such financial and other pertinent information regarding itself as may be reasonably requested by Mitel, including, reconciliation of financial information from IFRS to U.S. GAAP and including, without limitation, customary “know your customer” and Patriot Act information;

(iii)	assisting Mitel and any lenders in the preparation of any lender and investor presentations, rating agency presentations, bank information memoranda (for both public and private investors, and including the delivery of customary representation letters) as contemplated by the Mitel Commitment Letter and similar documents for the financing;

(iv)	cooperating with the marketing efforts of Mitel and any lenders for any of the Mitel Financing (including making its senior management available to participate in bank meetings, assisting Mitel and the Lenders in the preparation of materials and financial and other information for rating agency presentations);

(v)	assisting in the preparation of definitive financing documents as may be reasonably requested by Mitel;

(vi)	facilitating the pledging of collateral and removal of liens; provided that no obligation of Aastra or its Subsidiaries under any agreement, document or pledge shall be operative until the Effective Date;

(vii)	obtaining assistance of its accountants to provide consents for the use of their reports in materials related to the financing under the Mitel Commitment Letter;

(viii)	using commercially reasonable efforts to obtain surveys, consents, approvals, authorizations, customary payoff letters, instruments of termination or discharge, environmental assessments and title insurance (including by providing such affidavits and non-imputation endorsements in connection therewith) as reasonably requested by Mitel;

(ix)	executing and delivering, to be effective as of the Effective Time, any certificates, legal opinions or documents, as may be reasonably requested by Mitel (including an officer’s certificate of Mitel or any of its Subsidiaries with respect to solvency matters and consents of accountants for use of their reports in any materials relating to such debt financing or securities issue);

(x)	taking all corporate action necessary to permit the consummation of the Mitel Financing, including entering into one or more credit agreements, security agreements or other instruments or agreements on terms reasonably satisfactory to Mitel in connection with such financing, to be effective no earlier than the Effective Date, to the extent direct borrowings or debt incurrence by Mitel or its Subsidiaries is contemplated for such Mitel Financing, and reasonably assisting in the negotiation thereof;

(xi)	permitting the use, without compensation, of Aastra’s trademarks and/or logos in materials relating to the Mitel Financing; and

(xii)	otherwise using commercially reasonable efforts in connection with the arrangements by Mitel to obtain the Mitel Financing.

(b)	Notwithstanding Section 5.8(a), neither Aastra nor any of its Subsidiaries shall be required by Mitel to: (i) pay any commitment, consent or other similar fee or incur any other liability in connection with any such financing prior to the Effective Time; or (ii) take any action or do anything that would: (A) contravene any applicable Law; or (B) contravene any of Aastra or any of its Subsidiaries’ agreements that relates to borrowed money; or (C) be capable of impairing or preventing the satisfaction of any condition set forth in 6.3; or (iii) commit to take any action that is not contingent on the consummation of the transactions contemplated herein at the Effective Time; or (iv) except as required to comply with applicable Laws, disclose any information that in the reasonable judgment of Aastra would result in the disclosure of any trade secrets or similar information or violate any obligations of Aastra or any other Person with respect to confidentiality.

(c)	Mitel shall promptly upon request by Aastra and from time to time reimburse Aastra and its Subsidiaries for all reasonable out-of-pocket costs (including legal fees) incurred by Aastra or its Subsidiaries in connection with any of the actions contemplated by this Section 5.8 including, if this Agreement is terminated by Aastra in accordance with its terms other than due to a termination described in Section 7.2(a)(iii), in connection with any unwinding or similar transactions by Aastra or its Subsidiaries required as a result of actions taken pursuant to this Section 5.8.

5.9	Regulatory Approvals

(a)	Subject to the terms and conditions of this Agreement, each of Mitel and Aastra shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the transactions contemplated by this Agreement as soon as practicable;

(b)	Mitel shall agree to undertakings, commitments and conditions if requested by the French Ministry of Economy in connection with and to obtain the French Determination;

(c)	Mitel shall agree to undertakings requested of Mitel by the Investment Review Division of Industry Canada in connection with and to obtain the Investment Canada Approval, which for the avoidance of doubt may include undertakings that could have a duration of three to five years to maintain a head office in Canada and to ensure that a majority of the management of the business located in Canada are Canadians and undertakings relating to employment levels and capital and research & development expenditure levels;

(d)	Each of the parties shall and shall cause its affiliates to prepare and submit and shall cooperate and consult with each other in connection with the preparation and submission of all applications and filings (including undertakings requested of the Purchaser by the Investment Review Division of Industry Canada in connection with the Investment Canada Approval) as may be or become necessary or desirable to obtain any Regulatory Approvals as soon as practicable.

(e)	Aastra shall provide Mitel with such information and reasonable assistance as Mitel may reasonably request in order to prepare all such applications and filings. Each of Mitel and Aastra shall provide each other a an opportunity to review and provide input into drafts of such applications, filings and other written communications with the relevant Governmental Authorities prior to their finalization and shall provide copies of all correspondence and information provided to and received from such Governmental Authorities except that confidential competitively-sensitive information shall be exchanged only between external legal counsel to the parties and shall be redacted from any copies of filings or other materials that may be provided to other representatives of the recipient party;

(f)	Each of the parties shall cooperate with respect to, and provide counsel to the other with an opportunity to attend and/or participate in, any meetings, conference calls or other communications with the Governmental Authorities.

(g)	Notwithstanding anything to the contrary in this Section 5.9, Mitel shall be entitled to direct the process for obtaining Investment Canada Approval.

(h)	Notwithstanding the foregoing and anything else in this Agreement, nothing contained herein shall be construed in such a manner to require Mitel to take any action, or commit to take any action, in connection with obtaining Regulatory Approvals that would adversely impact in any material respect the post-closing operations, results of operations or the financial condition of the business of Mitel (any of the foregoing actions an “Unreasonable Condition”).

5.10	Non-Solicitation

(a)	Except as otherwise expressly provided in this Section 5.10, each Party shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of such Party or any of its Subsidiaries (collectively, the “Representatives”):

(i)	solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal;

(ii)	enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person (other than the other Party) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal;

(iii)	approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal;

(iv)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal; or

(v)	in the case of Aastra, make an Aastra Change in Recommendation.

(b)

Each Party shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Person (other than the other Party) conducted by such Party or any of its Subsidiaries or Representatives with respect to any Acquisition Proposal, and, in connection therewith, such Party will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, and exercise all rights it has to require, the return or destruction of all confidential information regarding such Party and its Subsidiaries previously provided to any such Person or any other Person to the extent such information has not already been returned or destroyed.

Each Party shall not release any third party from any confidentiality, non-solicitation or standstill agreement, or terminate, modify, amend or waive the terms thereof, and each Party undertakes to enforce, and cause its Subsidiaries to enforce, all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that such Party or any of its Subsidiaries has entered into prior to the date hereof. Each Party represents and warrants that it has not waived any standstill or similar agreement or restriction to which the Party or any Subsidiary is a party, except to permit and facilitate the entering into of this Agreement and the consummation of the Arrangement, and further covenants and agrees (i) that the Party shall take all necessary action to enforce each confidentiality, standstill or similar agreement or restriction to which the Party or any Subsidiary is a party, and (ii) that neither the Party, nor any Subsidiary or any of their respective representatives have or will, without the prior written consent of the other Party, release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Party, or any of its Subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which the Party or any Subsidiary is a party.

(c)	Each Party shall immediately provide notice to the other Party of any Acquisition Proposal or any proposal, inquiry or offer that could lead to an Acquisition Proposal or any amendments to the foregoing or any request for non-public information relating to it or any of its Subsidiaries in connection with such an Acquisition Proposal or for access to the properties, books or records of such Party or any of its Subsidiaries by any Person that informs such Party, any member of the Mitel Board or the Aastra Board, as applicable, or any of such Party’s Subsidiaries that it is considering making, or has made, an Acquisition Proposal. Such notice to the other Party shall be made, from time to time, at first immediately orally and then promptly (and in any event within 24 hours) in writing and shall indicate the identity of the Person or Persons making such proposal, inquiry, offer or request, all material terms thereof and such other details of the proposal, inquiry, offer or request known to such Party, and shall include copies of any such proposal, inquiry, offer or request or any amendment to any of the foregoing. The Parties shall keep one another promptly and fully informed of the status, including any change to the material terms, of any such proposal, inquiry, offer or request and will respond promptly to all inquiries by the other Party with respect thereto.

(d)	Notwithstanding Section 5.10(a), if at any time following the date of this Agreement and prior to obtaining the Aastra Shareholder Approval or Mitel Shareholder Approval, as applicable, a Party receives a request for material non-public information, or to enter into discussions, from a Person that proposes to such Party an unsolicited bona fide written Acquisition Proposal that did not result from a breach of Section 5.10 and such Person was not restricted from making such Acquisition Proposal pursuant to any existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with such Party or any of its Subsidiaries, and the Aastra Board or the Mitel Board, as applicable, determines, in good faith after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal, then, and only in such case, such Party may:

(i)	provide the Person making such Acquisition Proposal with access to information regarding such Party and its Subsidiaries; and/or

(ii)	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the Person making such Acquisition Proposal,

provided that such Party shall not, and shall not allow any of its Subsidiaries or Representatives to, disclose any non-public information with respect to such Party or any of its Subsidiaries to such Person without having (i) entered into a confidentiality and standstill agreement on terms no less favourable to such Party than the Confidentiality Agreement, provided that such agreement does not prevent such Person from making an Acquisition Proposal to the Aastra Board or Mitel Board, as applicable, and provided a copy of such confidentiality and standstill agreement to the other Party and (ii) provided further that the other Party is provided with a list of the information provided to such Person and the other Party is immediately provided with access to the same information to which such Person was provided. Any such confidentiality and standstill agreement may not include any provision calling for an exclusive right to negotiate with such Person and may not restrict such Party or any of its Subsidiaries from complying with Section 5.10.

(e)	Neither Party shall accept, approve or enter into any agreement, understanding or arrangement (a “Proposed Agreement”), other than a confidentiality and standstill agreement as contemplated by Subsection 5.10(d), unless:

(i)	the board of the Party in receipt of the Acquisition Proposal determines that the Acquisition Proposal constitutes a Superior Proposal;

(ii)	the Aastra Shareholder Approval has not been obtained;

(iii)	such Party has complied in all material respects with Subsections 5.10(a) through 5.10(d) inclusive;

(iv)	the Person making the Acquisition Proposal was not restricted from doing so pursuant to any existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with such Party or any of its Subsidiaries;

(v)	such Party has provided the other Party with a notice in writing that there is a Superior Proposal together with all documentation related to and detailing the Superior Proposal, including a copy of any Proposed Agreement relating to such Superior Proposal, such documents to be so provided to the other Party not less than five Business Days prior to the proposed acceptance, approval or execution of the Proposed Agreement by such Party;

(vi)	five Business Days (the “Response Period”) shall have elapsed from the date the other Party received the notice and documentation referred to in Subsection 5.10(e)(v) from such Party and, if the other Party has proposed to amend the terms of the Arrangement in accordance with Subsection 5.10(f), the Aastra Board or the Mitel Board, as applicable, shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Arrangement by the other Party;

(vii)	Mitel terminates this Agreement pursuant to Section 7.2(a)(iii)(C) or Aastra terminates this Agreement pursuant to Section 7.2(a)(iv)(C) and, in either case, such Party has previously paid, or concurrently pays, to the other Party the Aastra Termination Fee or the Mitel Termination Fee, as applicable.

(f)	Each Party acknowledges and agrees that, during the Response Period or such longer period as such Party may approve for such purpose, the other Party shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement, including an increase in, or modification of, the Consideration. The Aastra Board or the Mitel Board, as applicable, will review any proposal by the other Party to amend the terms of the Agreement in order to determine in good faith in the exercise of its fiduciary duties whether the other Party’s proposal to amend the Agreement would result in the Acquisition Proposal ceasing to be a Superior Proposal. If the Aastra Board or the Mitel Board, as applicable, determines that the Acquisition Proposal is not a Superior Proposal as compared to the proposed amendments to the terms of the Agreement, it will promptly enter into an amended agreement with the other Party reflecting such proposed amendments. Each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 5.10 and the other Party shall be afforded a new Response Period in respect of each such Acquisition Proposal.

(g)	Each Party shall ensure that its Representatives are aware of the provisions of this Section 5.10, and each Party shall be responsible for any breach of this Section 5.10 by its Representatives.

(h)	In circumstances where:

(i)	Aastra has notified Mitel that it intends to make an Aastra Change in Recommendation under Section 5.10(i); or

(ii)	a Party provides the other Party with notice of a Superior Proposal contemplated by Section 5.10(e),

on a date that is less than seven Business Days prior to the Aastra Meeting, either Party may, or if requested by the other Party, shall adjourn the Aastra Meeting to a date that is seven Business Days after the date of such notice, provided, however, that the Aastra Meeting shall not be adjourned or postponed to a date later than the seventh Business Day prior to the Outside Date.

(i)	Nothing in this Agreement shall prohibit the Aastra Board making an Aastra Change in Recommendation or from making any disclosure to any Aastra securityholders prior to the Effective Time, if, in the good faith judgment of the Aastra Board, after consultation with outside legal counsel, failure to take such action or make such disclosure would be inconsistent with the Aastra Board’s exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including by responding to an Acquisition Proposal under a directors’ circular or otherwise as required under applicable Securities Laws); provided that:

(i)	no Aastra Change of Recommendation may be made in relation to an Acquisition Proposal unless Aastra complies with Section 5.10(e) (other than Section 5.10(e)(vii);

(ii)	subject to paragraph (i) above, prior to making an Aastra Change in Recommendation, Aastra shall give to Mitel not less than 48 hours’ notice of its intention to make such a Change in Recommendation;

(iii)	where, having first given notice of its intention to do so pursuant to paragraphs (i) or (ii) above the Aastra Board makes an Aastra Change in Recommendation and Mitel does not exercise its right of termination pursuant to Section 7.2(a)(iii)(A) prior to the Aastra Meeting, Aastra shall hold the Aastra Meeting on the date for which such meeting is scheduled (subject to adjournment in accordance with Section 5.10(h) above).

5.11	Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Laws and the terms of any existing Contracts, each of Mitel and Aastra shall, and shall cause their respective representatives to, afford to the other Party and to representatives of the other Party such access as the other Party may reasonably require at all reasonable times, including, for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and contracts, and shall furnish the other Party with all data and information as the other Party may reasonably request. Mitel and Aastra acknowledge and agree that information furnished pursuant to this Section 5.11 shall be subject to the terms and conditions of the Confidentiality Agreement.

5.12	Insurance and Indemnification

(a)	Prior to the Effective Date, Aastra shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Aastra and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Mitel will, or will cause Aastra and its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided, that Mitel shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 200% of Aastra’s current annual aggregate premium for policies currently maintained by Aastra or its Subsidiaries.

(b)	Mitel agrees that it shall honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of Aastra and its Subsidiaries to the extent that they are disclosed in the Aastra Data Room or are otherwise on usual terms for indemnity arrangements, and acknowledges that such rights, to the extent that they are disclosed in the Aastra Data Room or are otherwise on usual terms for indemnity arrangements, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

(c)	The provisions of this Section 5.12 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, Aastra hereby confirms that it is acting as trustee on their behalf, and agrees to enforce the provisions of this Section on their behalf. Furthermore, this Section 5.12 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

5.13	Equity-Based Compensation Plans

(a)	Aastra agrees that it will encourage all Aastra Optionholders to exercise their Aastra Options in accordance with their terms prior to the Effective Time and, subject to the terms of the Aastra 2006 Option Plan, will accelerate vesting for all Aastra Optionholders who exercise their Aastra Options immediately prior to the Effective Time.

(b)	Any Aastra Options that are not exercised in accordance with (a) above prior to the Effective Time will not be subject to accelerated vesting and each such Aastra Option shall be exchanged for a Replacement Option in accordance with the Plan of Arrangement.

(c)

Notwithstanding anything in this Agreement or the Arrangement, Aastra or Mitel will be entitled to deduct and withhold from the cash component of the Consideration (or any amount otherwise payable pursuant to the terms of this Agreement and the Arrangement) to any Aastra Optionholder such amount as is required to be deducted or withheld with respect to the exercise of their Aastra Options under the Tax Act or other applicable Law and will timely remit all amounts so deducted or withheld to the appropriate Governmental Entity. To the extent that amounts are so deducted or withheld and remitted, such amounts will be treated for all purposes of this Agreement and the Arrangement as having been paid to the relevant Aastra Optionholder in respect of which such deduction or withholding was made.

5.14	Section 85 Elections

Mitel shall make joint elections with Eligible Holders in respect of the disposition of their Aastra Shares pursuant to Section 85 of the Tax Act (and any similar provision of any applicable provincial Tax legislation) in accordance with the procedures and within the time limits set out in the Plan of Arrangement. The agreed amount under such joint elections shall be determined by each Eligible Holder in his or her sole discretion within the limits set out in the Tax Act.

5.15	Fees and Expenses

Except as otherwise expressly provided in this Agreement, each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Arrangement; and (ii) Mitel shall be responsible for any filing fees and applicable Taxes payable for or in respect of any application, notification or other filing made in respect of any regulatory process in respect of the transactions contemplated by the Arrangement.

ARTICLE 6

CONDITIONS

6.1	Mutual Conditions Precedent

The respective obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual consent of the Parties:

(a)	the Arrangement Resolution shall have been approved and adopted by the Aastra Shareholders at the Aastra Meeting in accordance with the Interim Order;

(b)	the Mitel Shareholder Approval shall have been obtained;

(c)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Aastra and Mitel, acting reasonably, on appeal or otherwise;

(d)	no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

(e)	the Articles of Arrangement to be filed with the Director in accordance with this Agreement shall be in form and substance acceptable to each of the Parties, acting reasonably;

(f)	the receipt of Investment Canada Approval and the French Determination, in each case without an Unreasonable Condition;

(g)	the Consideration Shares and the Option Shares shall, subject to customary conditions, have been approved for listing on the TSX and the NASDAQ; and

(h)	the Consideration Shares to be issued pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof.

6.2	Additional Conditions Precedent to the Obligations of Mitel

The obligation of Mitel to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Mitel and may be waived by Mitel in whole or in part at any time, without prejudice to any other rights which Mitel may have):

(a)	the representations and warranties of Aastra set forth in (i) Sections 3.1(a) [Organization and Qualification], 3.1(b) [Authority Relative to this Agreement], 3.1(g) [Capitalization and Listing], 3.1(p)(x) [Maximum Severance Entitlements of Aastra Directors and Officers] and 3.1(bb) [Brokers; Expenses] shall be true and correct in all respects (other than, in each case, de minimis inaccuracies) as of the date of this Agreement and (ii) Article 3, other than those to which clause (i) above applies, shall be true and correct in all respects (disregarding for purposes of this Section 6.2(a) any materiality or Aastra Material Adverse Effect qualification contained in any such representation or warranty) as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (ii) where the failure to be so true and correct in all respects, individually and in the aggregate, has not had an Aastra Material Adverse Effect, and Aastra shall have provided to Mitel a certificate of two senior officers of Aastra certifying the foregoing on the Effective Date;

(b)	Aastra shall have complied in all material respects with its covenants herein and Aastra shall have provided to Mitel a certificate of two senior officers of Aastra certifying compliance with such covenants on the Effective Date;

(c)	holders of no more than 5% of all of the issued and outstanding Aastra Shares shall have validly exercised Dissent Rights (and shall not have withdrawn such rights) in respect of the Arrangement;

(d)	since the date of this Agreement, there shall not have occurred an Aastra Material Adverse Effect; and

(e)	Mitel shall have received the funds contemplated by the Commitment Letter.

6.3	Conditions Precedent to the Obligations of Aastra

The obligation of Aastra to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Aastra and may be waived by Aastra in whole or in part at any time, without prejudice to any other rights which Aastra may have):

(a)	the representations and warranties of Mitel set forth in (i) Sections 4.1(a) [Organization and Qualification], 4.1(b) [Authority Relative to this Agreement], 4.1(g) [Capitalization and Listing], and 4.1(bb) [Brokers; Expenses] shall be true and correct in all respects (other than, in each case, de minimis inaccuracies) as of the date of this Agreement and (ii) Article 4, other than those to which clause (i) above applies, shall be true and correct in all respects (disregarding for purposes of this Section 6.3(a) any materiality or Mitel Material Adverse Effect qualification contained in any such representation or warranty) as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (ii) where the failure to be so true and correct in all respects, individually and in the aggregate, has not had a Mitel Material Adverse Effect, and Mitel shall have provided to Aastra a certificate of two senior officers of Mitel certifying the foregoing on the Effective Date;

(b)	Mitel shall have complied in all material respects with its covenants herein and Mitel shall have provided to Aastra a certificate of two senior officers of Mitel certifying compliance with such covenants on the Effective Date; and

(c)	since the date of this Agreement, there shall not have occurred a Mitel Material Adverse Effect.

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director following filing of the Articles of Arrangement with the consent of the Parties in accordance with the terms of this Agreement.

ARTICLE 7

TERM, TERMINATION, AMENDMENT AND WAIVER

7.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

7.2	Termination

(a)	This Agreement may be terminated at any time prior to the Effective Time:

(i)	by mutual written agreement of Aastra and Mitel;

(ii)	by either Aastra or Mitel, if

(A)	the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 7.2(a)(ii) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(B)	after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Aastra or Mitel from consummating the Arrangement and such applicable Law or enjoinment shall have become final and non-appealable;

(C)	Aastra Shareholder Approval shall not have been obtained at the Aastra Meeting; or

(D)	Mitel Shareholder Approval shall not have been obtained by the time that Aastra Shareholder Approval has been obtained.

(iii)	by Mitel, if:

(A)	prior to the Effective Time: (1) the Aastra Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Mitel or fails to publicly reaffirm its recommendation of the Arrangement within five Business Days (and in any case prior to the Aastra Meeting) after having been requested in writing by Mitel to do so; (2) the Aastra Board or a committee thereof shall have approved or recommended any Acquisition Proposal ((1) or (2) each an “Aastra Change in Recommendation”); or (3) Aastra shall have breached Section 5.10 in any material respect;

(B)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Aastra set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.2(a) or Section 6.2(b) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, as reasonably determined by Mitel and provided that Mitel is not then in breach of this Agreement so as to cause any condition in Section 6.3(a) or Section 6.3(b) not to be satisfied; or

(C)	it wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 5.10(d)), subject to compliance with Section 5.10 in all material respects and provided that no termination under this Section 7.2(a)(iii)(C) shall be effective unless and until Mitel shall have paid to Aastra the amount required to be paid pursuant to Section 7.3.

(iv)	by Aastra, if

(A)	prior to the Effective Time: (1) the Mitel Board or a committee thereof shall have approved or recommended any Acquisition Proposal; or (2) Mitel shall have breached Section 5.10 in any material respect;

(B)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Mitel set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.3(a) or Section 6.3(b) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date as reasonably determined by Aastra and provided that Aastra is not then in breach of this Agreement so as to cause any condition in Section 6.2(a) or Section 6.2(b) not to be satisfied; or

(C)	it wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 5.10(d)), subject to compliance with Section 5.10 in all material respects and provided that no termination under this Section 7.2(a)(iv)(C) shall be effective unless and until Aastra shall have paid to Mitel the amount required to be paid pursuant to Section 7.3.

(b)	The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(a)(i)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

(c)	If this Agreement is terminated pursuant to this Section 7.2, this Agreement shall become void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that the provisions of this Section 7.2(c) and Sections 7.3, 8.2, 8.5, 8.6 and 8.7 and all related definitions set forth in Section 1.1 and the provisions of the Confidentiality Agreement shall survive any termination hereof pursuant to Section 7.2(a).

7.3	Expenses and Termination Fees

(a)	Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

(b)	For the purposes of this Agreement:

(i)	“Fee” means a (A) Mitel Expense Fee, (B) Mitel Termination Fee, (C) Aastra Expense Fee, or (D) Aastra Termination Fee;

(ii)	“Mitel Expense Fee” means CDN$2,500,000;

(iii)	“Mitel Termination Fee” means CDN$11,000,000;

(iv)	“Aastra Expense Fee” means CDN$2,500,000; and

(v)	“Aastra Termination Fee” means an amount equal to CDN$11,000,000.

(c)	For the purposes of this Agreement, “Aastra Termination Fee Event” means the termination of this Agreement:

(i)	by Mitel pursuant to Section 7.2(a)(iii)(A) [Aastra Change in Recommendation or Breach of Non-Solicit] (but not including a termination by Mitel pursuant to Section 7.2(a)(iii)(A) in circumstances where the Aastra Change in Recommendation resulted from the occurrence of a Mitel Material Adverse Effect);

(ii)	by Aastra pursuant to Section 7.2(a)(iv)(C) [Superior Proposal]; or

(iii)	by either Party pursuant to Section 7.2(a)(ii)(A) [Effective Time Not Occurring Prior to Outside Date] or 7.2(a)(ii)(C) [Failure to Obtain Aastra Shareholder Approval], but only if, in these termination events, (x) prior to such termination, a bona fide Acquisition Proposal for Aastra shall have been made or publicly announced by any Person other than Mitel and (y) within 12 months following the date of such termination, (A) Aastra or one or more of its Subsidiaries enters into a definitive agreement in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in paragraph (x) above) and such Acquisition Proposal is later consummated or (B) an Acquisition Proposal shall have been consummated (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in paragraph (x) above), provided that for purposes of this Section 7.3(c)(iii), the term “Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1 except that a reference to “20 per cent” therein shall be deemed to be a reference to “50 per cent”.

If an Aastra Termination Fee Event occurs, Aastra shall pay the Aastra Termination Fee to Mitel, by wire transfer of immediately available funds, as follows:

(A)	if the Aastra Termination Fee is payable pursuant to Section 7.3(c)(i), the Aastra Termination Fee shall be payable within two (2) Business Days following such termination;

(B)	if the Aastra Termination Fee is payable pursuant to Section 7.3(c)(ii) the Aastra Termination Fee shall be payable prior to or simultaneously with such termination; or

(C)	if the Aastra Termination Fee is payable pursuant to Section 7.3(c)(iii), the Aastra Termination Fee shall be payable concurrently upon the consummation of the Acquisition Proposal referred to therein, and any Aastra Expense Fee paid shall be credited towards payment of the Aastra Termination Fee.

(d)	For the purposes of this Agreement, “Aastra Expense Fee Event” means the termination of this Agreement:

(i)	by Mitel or Aastra pursuant to Section 7.2(a)(ii)(C) [Failure to Obtain Aastra Shareholder Approval]; or

(ii)	by Mitel pursuant to Section 7.2(a)(iii)(B) [Breach of Conditions by Aastra].

If an Aastra Expense Fee Event occurs, Aastra shall pay the Aastra Expense Fee to Mitel, by wire transfer of immediately available funds within two (2) Business Days following such termination, provided that, in the event of a termination of this Agreement pursuant to Section 7.2(a)(ii)(C), an Aastra Change of Recommendation occurred as a result of a Mitel Material Adverse Effect, the Aastra Expense Fee shall not be payable.

(e)	For the purposes of this Agreement, “Mitel Termination Fee Event” means the termination of this Agreement:

(i)	by Aastra pursuant to Section 7.2(a)(iv)(A) [Mitel Recommendation of an Acquisition Proposal or Breach of Non-Solicit];

(ii)	by Mitel pursuant to Section 7.2(a)(iii)(C) [Superior Proposal];

(iii)	by either Party pursuant to Section 7.2(a)(ii)(A) [Effective Time Not Occurring Prior to Outside Date] if all of the conditions set forth in Sections 6.1 and 6.2 have been satisfied or waived by Mitel other than the condition in Section 6.2(e) and those conditions that by their terms are to be and can be satisfied by actions taken at the Effective Time; or

(iv)

by either Party pursuant to Section 7.2(a)(ii)(A) [Effective Time Not Occurring Prior to Outside Date] or Section 7.2(a)(ii)(D) [Mitel Shareholder Approval], but only if, in these termination events, (x) prior to such termination, a bona fide Acquisition Proposal for Mitel shall have been made or publicly announced by any Person other than Aastra and (y) within 12 months following the date of such termination, (A) Mitel or one or more of its Subsidiaries enters into a definitive agreement in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in paragraph (x) above) and such Acquisition Proposal is later consummated or (B) an Acquisition Proposal shall have been consummated (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in paragraph (x) above), provided that for purposes of this Section 7.3(e)(iv), the term “Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1 except that a reference to “20 per cent” therein shall be deemed to be a reference to “50 per cent”.

If a Mitel Termination Fee Event occurs, Mitel shall pay the Mitel Termination Fee to Aastra, by wire transfer of immediately available funds, as follows:

(A)	if the Mitel Termination Fee is payable pursuant to Section 7.3(e)(i) or Section 7.3(e)(i), the Mitel Termination Fee shall be payable within two (2) Business Days following such termination;

(B)	if the Mitel Termination Fee is payable pursuant to Section 7.3(e)(ii), the Mitel Termination Fee shall be payable prior to or simultaneously with such termination; or

(C)	if the Mitel Termination Fee is payable pursuant to Section 7.3(e)(iv), the Mitel Termination Fee shall be payable concurrently upon the consummation of the Acquisition Proposal referred to therein, and any Mitel Expense Fee paid shall be credited towards payment of the Mitel Termination Fee.

(f)	For the purposes of this Agreement, “Mitel Expense Fee Event” means the termination of this Agreement:

(i)	by Aastra or Mitel pursuant to Section 7.2(a)(ii)(D) [Mitel Shareholder Approval]; or

(ii)	by Aastra pursuant to Section 7.2(a)(iv)(B) [Breach of Conditions by Mitel].

If a Mitel Expense Fee Event occurs, Mitel shall pay the Mitel Expense Fee to Aastra, by wire transfer of immediately available funds within two (2) Business Days following such termination.

(g)

Any Fee payable by Aastra or Mitel pursuant to this Agreement shall be paid free and clear of and without deduction or withholding for, or on account of, any present or future Taxes, unless such deduction or withholding is required by Law. If Aastra or Mitel (as the case may be) is required by applicable Laws to deduct or withhold any Taxes from any payment of a Fee, (i) the amount payable shall be increased as may be necessary so that, after making all required deductions or withholdings (including deductions and withholdings applicable to, and taking into account all Taxes on, or arising by reason of, the payment of additional amounts under this Section 7.3(g)), Mitel or Aastra (as the case may be) receives an amount equal to the amount that it would have received had no such deductions or withholdings been required, (ii) Aastra or Mitel (as the case may be) shall make such required deductions or withholdings, and (iii) Aastra or Mitel (as the case may be) shall remit the full amount deducted or withheld to the appropriate Governmental Entity in accordance with applicable Laws.

(h)	Each Party acknowledges that all of the payment amounts set out in this Section 7.3 are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each of Aastra and Mitel irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where Aastra or Mitel is entitled to a Fee and such Fee is paid in full, Aastra or Mitel, as the case may be, shall be precluded from any other remedy against the other Party at Law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective representatives in connection with this Agreement or the transactions contemplated hereby; provided that the foregoing limitation shall not apply in the event of fraud or wilful breach of this Agreement by a Party.

(i)

Aastra’s enforcement of any Fee against Mitel (if the closing of the Arrangement does not occur) shall be the sole and exclusive remedy of Aastra and its Subsidiaries and each of their respective directors, officers, employees, partners, managers, shareholders or affiliates or their respective representatives against the Financing Sources and their respective affiliates for any and all losses, claims, expenses, liabilities or damages suffered or incurred by the Aastra or any other Person in connection with this Agreement, the Mitel Financing, the Mitel Commitment Letter (and the termination thereof), the transactions contemplated hereby and thereby (and the abandonment or termination thereof) or any matter forming the basis of such termination and none of the Financing Sources shall have any further liability or obligation relating to or arising out of this Agreement or the Mitel Financing, the Mitel Commitment Letter or the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination upon payment of such amount. In addition, without modifying or qualifying in any way the preceding sentence or implying any intent contrary thereto, Aastra, its Subsidiaries and each of their respective directors, officers, employees, partners, managers, shareholders or affiliates or their respective representatives each hereby waive any rights or claims against the Financing Sources and hereby agree that in no event shall the Financing Sources have any liability or obligation to Aastra, its Subsidiaries or any of their respective directors, officers, employees, partners, managers, shareholders or affiliates or their respective representatives and in no event shall Aastra, its Subsidiaries or any of their respective directors, officers, employees, partners, managers, shareholders or affiliates or their respective representatives seek or obtain any other damages of any kind against any Financing Source (including consequently, special, indirect or punitive damages), in each case, relating to or arising out of this Agreement, the Mitel Financing, the Mitel Commitment Letter or the transactions contemplated hereby or thereby.

7.4	Amendment

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Aastra Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Aastra Shareholders, and any such amendment may without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

7.5	Waiver

Any Party may (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 8

GENERAL PROVISIONS

8.1	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in Person, by courier service or other personal method of delivery), or if transmitted by facsimile or email to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to Mitel:

Mitel Networks Corporation

350 Legget Drive

Kanata, ON, Canada K2K 2W7

Attention:      Steve Spooner

Facsimile:     (613) 592-7807

Email:           steve_spooner@mitel.com

with a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP

1 First Canadian Place, Suite 6600

Toronto, Ontario M5X 1B8

Attention:      Craig Wright and Jeremy Fraiberg

Facsimile:     (416) 862-6666

Email:           cwright@osler.com and jfraiberg@osler.com

(b)	if to Aastra:

Aastra Technologies Limited

155 Snow Boulevard

Concord, Ontario, Canada L4K 4N9

Attention:      Francis Shen

Facsimile:     (905) 760-4238

Email:           fshen@aastra.com

with a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP

Suite 5300, TD Bank Tower

Box 48, 66 Wellington Street West

Toronto ON M5K 1E6

Attention:      Gary Girvan and George Takach

Facsimile:     (416) 868-0673

Email:           ggirvan@mccarthy.ca and gtakach@mccarthy.ca

8.2	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Ontario and the Laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Arrangement and waives any defences to the maintenance of an action in the Courts of the Province of Ontario.

Notwithstanding anything herein to the contrary, the parties hereto and their respective Subsidiaries, affiliates, directors, officers, employees, agents and representatives agree that any claim, controversy or dispute of any kind or nature (whether based upon contract, tort or otherwise) involving a Financing Source that is in any way related to this Agreement, the Arrangement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Mitel Financing or the Mitel Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York.

Notwithstanding the foregoing, each of the parties hereto hereby agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement, the Mitel Financing, the Mitel Commitment Letter, or any of the transactions contemplated hereby or thereby, including, without limitation, any dispute arising out of or relating in any way to the Mitel Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof), and that the provisions of Section 8.9 relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim or third-party claim.

8.3	Injunctive Relief

Subject to Section 7.3, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at law. Subject to Section 7.3, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

8.4	Time of Essence

Time shall be of the essence in this Agreement.

8.5	Entire Agreement, Binding Effect and Assignment

This Agreement (including the exhibits and schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder. This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties without the prior written consent of the other Party.

Except as otherwise expressly provided herein, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and permitted assigns; provided that the Financing Sources shall be intended third parties beneficiaries of Sections 7.3(i), 8.2, 8.6 and 8.9 and shall be entitled to enforce such provisions directly (and no amendment or modification to such provisions in respect to the Financing Sources may be made without the prior consent of the Financing Sources).

8.6	No Liability

No director or officer of Mitel shall have any personal liability whatsoever to Aastra under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Mitel. No director or officer of Aastra shall have any personal liability whatsoever to Mitel under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Aastra.

Notwithstanding anything to the contrary contained herein, Aastra (on behalf of itself and any of its affiliates, directors, officers, employees, agents and representatives) hereby waives any rights or claims against any Financing Source in connection with this Agreement, the Mitel Commitment Letter, the Mitel Financing, the definitive financing agreements or in respect of any other document or theory of law or equity (whether in tort, contract or otherwise) or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith and Aastra (on behalf of itself and any of its affiliates, directors, officers, employees, agents and representatives) agrees not to commence any action or proceeding against any Financing Source in connection with this Agreement, the Mitel Commitment Letter, the Mitel Financing, the definitive financing agreements or in respect of any other document or theory of law or equity and agrees to cause any such action or proceeding asserted by the (on behalf of itself and any of its affiliates, directors, officers, employees, agents and representatives) in connection with this Agreement, the Mitel Commitment Letter, the Mitel Financing, the definitive financing agreements or in respect of any other document or theory of law or equity against any Financing Source to be dismissed or otherwise terminated. In furtherance and not in limitation of the foregoing waiver, it is acknowledged and agreed that no Financing Source shall have any liability for any claims or damages to Aastra in connection with this Agreement, the Mitel Commitment Letter, the Mitel Financing, the definitive financing agreements or the transactions contemplated hereby or thereby.

8.7	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.8	Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

8.9	Waiver of Jury Trial

Each party hereto (on behalf of itself and any of its affiliates, directors, officers, employees, agents and representatives) hereby waives, to the fullest extent permitted by applicable Laws, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or the transactions contemplated hereby, including but not limited to any dispute arising out of or relating to the Mitel Financing, the Mitel Commitment Letter, any of the transactions contemplated thereby or the performance thereof, including in any action, proceeding, or counterclaim against any Financing Source. Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 8.9.

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IN WITNESS WHEREOF Mitel and Aastra have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MITEL NETWORKS CORPORATION

By:	/s/ Steve Spooner
	Name:	Steve Spooner
	Title:	Chief Financial Officer

AASTRA TECHNOLOGIES LIMITED

By:	/s/ Francis Shen
	Name:	Francis Shen
	Title:	Chairman and Co-Chief Executive Officer

SCHEDULE A

FORM OF PLAN OF ARRANGEMENT UNDER SECTION 192 OF

THE CANADA BUSINESS CORPORATIONS ACT

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SCHEDULE B

ARRANGEMENT RESOLUTION

1.	The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) of Aastra Technologies Limited (“Aastra”), as more particularly described and set forth in the management information circular (the “Circular”) dated •, 2013 of Aastra accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement (the “Arrangement agreement”) made as of November 10, 2013, between Aastra and Mitel), is hereby authorized, approved and adopted.

2.	The plan of arrangement of Aastra (as it has been or may be amended, modified or supplemented in accordance with the Arrangement agreement (the “Plan of Arrangement”)), the full text of which is set out in Schedule A to the Arrangement agreement, is hereby authorized, approved and adopted.

3.	The (i) Arrangement agreement and related transactions, (ii) actions of the directors of Aastra in approving the Arrangement agreement, and (iii) actions of the directors and officers of Aastra in executing and delivering the Arrangement agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.	Aastra be and is hereby authorized to apply for a final order from the Ontario Superior Court of Justice to approve the Arrangement on the terms set forth in the Arrangement agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Aastra or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of Aastra are hereby authorized and empowered to, without notice to or approval of the shareholders of Aastra, (i) amend, modify or supplement the Arrangement agreement or the Plan Arrangement to the extent permitted by the Arrangement agreement and (ii) subject to the terms of the Arrangement agreement, not to proceed with the Arrangement and related transactions.

6.	Any officer or director of Aastra is hereby authorized and directed for and on behalf of Aastra to execute and deliver for filing with the Director under the CBCA, articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.	Any officer or director of Aastra is hereby authorized and directed for and on behalf of Aastra to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

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